Exhibit 99(a)

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios and liquidity coverage ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions
During the six months ended September 30, 2019, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic, monetary and trade policies and geopolitical developments in various jurisdictions, which contributed to increasing volatility and uncertainty in the financial market.
Japan’s economy grew at a moderate pace, while showing a mixture of positive and negative trends, during the six-month
period ended September 30, 2019. The
quarter-on-quarter
real gross domestic product, or GDP, growth rate was 0.5% for the quarter ended June 30, 2019, and 0.4% for the quarter ended September 30, 2019, reflecting stable private consumption and private non-residential
investment. The year-over-year real GDP growth rate was 0.9% for the quarter ended June 30, 2019 and 1.7% for the quarter ended September 30, 2019. Japan’s Consumer Price Index, or CPI, fluctuated between 0.0% and 0.1% on a month-on-month
basis and between positive 0.2% and positive 0.9% on a year-over-year basis during the six months ended September 30, 2019. The unemployment rate in Japan remained low, with the rate being 2.4% in September 2019. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2019 and September 2019 was 4,172, a 4.0% increase from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2019 were ¥564 billion, a decrease of 27.1% from the same period of the previous year. The Japanese economy remains subject to continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption which may decline because the consumption tax rate was raised from 8.0% to 10.0% in October 2019, and various other factors that could adversely affect its growth.
The U.S. economy expanded with the
quarter-on-quarter
annualized real GDP growth rate being 2.0% for the quarter ended June 30, 2019 and 2.1% for the quarter ended September 30, 2019. The year-over-year real GDP growth rate was 2.3% for the quarter ended June 30, 2019 and 2.1% for the quarter ended September 30, 2019. The U.S. economic growth was supported by the improvement in the labor market, higher wages and increased corporate production activities. The unemployment rate decreased to 3.5% in September 2019 from 3.7% in September 2018. However, the long-term prospects of the U.S. economy remain uncertain in light of the government’s economic, monetary, trade and foreign relations policies and various other factors.
The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter
real GDP growth rate being 0.2% for the quarter ended June 30, 2019 and 0.2% for the quarter ended September 30, 2019. The year-over-year real GDP growth rate was 1.2% for the quarter ended June 30, 2019 and 1.2% for the quarter ended September 30, 2019. The unemployment rate in the Eurozone declined to 7.6% in September 30, 2019 from 8.1% in September 30, 2018. The Eurozone economy remains subject to various uncertainties, including the process and ramifications of the United Kingdom’s withdrawal from the European Union and the concern over Italy’s fiscal policy and health.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) generally improved but the economic growth remained relatively modest during the six months ended September 30, 2019. In Thailand, economic conditions moderately improved during the six months ended September 30, 2019, with some signs of positive impact on the financial performance of consumers and small and medium-sized
enterprises. Thailand’s
quarter-on-quarter
real GDP growth rate was 0.4% for the quarter ended June 30, 2019 and 0.1% for the quarter ended September 30, 2019. Thailand’s year-over-year real GDP growth rate was 2.3% for the quarter ended June 30, 2019 and 2.4% for the quarter ended September 30, 2019. China’s quarter-on-quarter
real GDP growth rate was 1.6% for the quarter ended June 30, 2019 and 1.5% for the quarter ended September 30, 2019. China’s year-over-year real GDP growth rate was 6.2% for the quarter ended June 30, 2019 and 6.0% for the quarter ended September 30, 2019. The quarter-on-quarter
real GDP growth rates of Indonesia and the Philippines were 4.2% and 1.4%, respectively, for the quarter ended June 30, 2019, and 3.0% and 1.6%, respectively, for the quarter ended September 30, 2019. The year-over-year real GDP growth rates of Indonesia and the Philippines were 5.0% and 5.5%, respectively, for the quarter ended June 30, 2019, and 5.0% and 6.2%, respectively, for the quarter ended September 30, 2019. Although some economies in ASEAN and NIEs grew, uncertainties still remain in light of, among other things, intensifying trade conflicts and potential geopolitical issues.
Interest Rates
Interest rates remained at historically low levels in Japan under the Bank of Japan’s monetary policy. The yield on
10-year
Japanese government bonds fluctuated between negative 0.286% and negative 0.009% during the six-month
period ended September 30, 2019. The Bank of Japan adopted its “quantitative and qualitative monetary easing” policy in April 2014 and commenced its “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016. Under this policy, aiming to achieve the price stability target of 2.0%, the Bank of Japan applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while increasing the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of
10-year
Japanese government bonds around zero percent. In July 2018, the Bank of Japan slightly modified its monetary policy by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. In October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. The yield on
10-year
Japanese government bonds was negative 0.082% on March 29, 2019 and negative 0.206% on September 30, 2019.
In the United States, the FRB raised the target range for the federal funds rate to between 1.75% and 2.00% in June 2018, and to between 2.00% and 2.25% in September 2018, and further to between 2.25% to 2.50% in December 2018. The FRB then reduced the target range for the federal funds rate to between 2.00% and 2.25% in July 2019, and to between 1.75% and 2.00% in September 2019, and further to between 1.50% and 1.75% in October 2019. The
10-year
U.S. Treasury bond yield decreased to 1.666% at the end of September 2019 from 2.406% at the end of March 2019, while fluctuating between 1.458% and 2.595% during the period.
The yield on
10-year
German Bunds decreased to negative 0.571% at the end of September 2019 from negative 0.070% at the end of March 2019, while fluctuating between negative 0.714% and positive 0.080% during the period. The yield on
10-year
French Obligations Assimilables du Trésor decreased to negative 0.274% at the end of September 2019 from positive 0.318% at the end of March 2019, while fluctuating between negative 0.438% and positive 0.424% during the period.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar to ¥108.08 to the U.S. dollar on September 30, 2019 from ¥110.86 to the U.S. dollar on March 29, 2019, while fluctuating between ¥105.30 to the U.S. dollar and ¥112.19 to the U.S. dollar during the period.
The Japanese yen was on a generally appreciating trend against the euro during the six months ended September 30, 2019, with the exchange rate being ¥117.80 to the euro as of September 30, 2019 compared to ¥124.35 to the euro as of March 29, 2019.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2019, with the exchange rate being ¥3.5322 to the Thai baht as of September 30, 2019 compared to ¥3.4929 to the Thai baht as of March 29, 2019.
Stock and Real Estate Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased to ¥21,755.84 on September 30, 2019 from ¥21,205.81 on March 29, 2019, while fluctuating between ¥20,261.04 and ¥22,307.58 during the period.
According to the latest land price survey conducted by the Japanese government, between July 1, 2018 and July 1, 2019, the average residential land price in Japan declined 0.1%, and the average commercial land price in Japan increased 1.7%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between July 1, 2018 and July 1, 2019, the average residential land price increased 0.9% and the average commercial land price also increased 5.2%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between July 1, 2018 and July 1, 2019, the average residential land price decreased 0.5% and the average commercial land price increased 0.3%.

Principal Sources of Income and Expenses
Net Interest Income
Net interest income is a function of:
•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Provision for (Reversal of) Credit Losses
Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”
Non-Interest
Income
Non-interest
income consists of the following:
Fees and commissions income
Fees and commissions income consist of the following:
•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•
Fees and commissions on credit card business
consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•
Fees and commissions on security-related services
primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as an agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)
Net foreign exchange gains (losses) consist of the following:
•
Net foreign exchange gains (losses) on derivative contracts
are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•
Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•
Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits (losses)
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•	trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•	trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the six months ended September 30, 2019.
We generally do not separate for financial reporting purposes customer originated trading activities from non-customer
related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end
for both the customer side position and the market side position are recorded within the same trading account profits and losses.
Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•
Interest rate contracts
: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts : Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts : Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives : Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•
Net profits (losses) on trading account securities
, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•
Net profits (losses) on trading account securities under the fair value option
, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities and net gains (losses) from marketable equity securities. Impairment losses on available-for-sale debt securities are recognized when management concludes that declines in the fair value of such debt securities are other than temporary, and offset net gains on sales of available-for-sale debt securities. Unrealized gains (losses), or holding gains (losses), on marketable equity investments are reflected in net gains (losses) from marketable equity securities.
Non-Interest
Expense
Non-interest
expense consists of:
•	salaries and employee benefits , which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net , which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses , which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing , which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment , which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets , which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets , which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•
insurance premiums, including deposits insurance
, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan,

•	communications , which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges , which include the amount of tax payments and other public charges,

•	impairment of goodwill , which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values,

•
provision for (reversal of) off-balance sheet credit instruments
, which includes the amount of money reserved for the estimated amount of losses on off-balance
sheet credit instruments or reversal of any portion of such amount, and

•	other non-interest expenses .

Recent Developments
During the six months ended September 30, 2019, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that would enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high-quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Under our current medium-term business plan for the three fiscal years ending March 31, 2022, we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.
Implementation of Share Repurchase Program and Cancellation of Purchased Shares
During November 2019 and December 2019, we repurchased 85,775,400 shares of our common stock for ¥49,999,996,482 under a share repurchase program that was adopted in November 2019 and completed in December 2019. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between November 14, 2019 and December 31, 2019 and to cancel the repurchased shares. We cancelled all of the repurchased shares on January 20, 2020. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2019, we estimate that the repurchased shares would result in a decline in each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio by approximately 0.05 percentage point.

The purposes of the above share repurchase program were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.
Issuances of Senior Debt Securities for TLAC Purposes
During and after the six months ended September 30, 2019, we issued $6.6 billion, or ¥711.2 billion,
€
1.0 billion, or ¥118.0 billion, HK$0.2 billion, or ¥3.2 billion, and AU$0.5 billion, or ¥36.5 billion, aggregate principal amount of external TLAC eligible senior debt securities. As of September 30, 2019, our external TLAC ratios were 19.57% on a risk-weighted assets basis and 8.07% on a leverage exposure basis. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of September 30, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form
 20-F
for the fiscal year ended March 31, 2019.
Redemption of Preferred Securities Issued by Special Purpose Company
On January 27, 2020, we redeemed in full ¥240.0 billion of Japanese yen-denominated
non-cumulative
preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 9 Limited. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2019, we estimate that, following the redemption, each of our Tier 1 capital ratio and our total capital ratio would have declined by approximately 0.2 percentage points.
In July 2019, we redeemed in full ¥90.0 billion of Japanese
yen-denominated
non-cumulative
preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 8 Limited.
Issuances of Basel
III-Compliant
Domestic Subordinated Bonds
In October 2019, we issued, in a public offering in Japan, ¥273.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable
or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form
 20-F
for the fiscal year ended March 31, 2019.
Strategic Investment in Bank Danamon in Indonesia
In December 2017, MUFG Bank acquired an initial 19.9% equity interest in PT Bank Danamon Indonesia, Tbk, or Bank Danamon, for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share. In August 2018, MUFG Bank acquired an additional 20.1% equity interest for an aggregate purchase price of IDR 17.187 trillion, or ¥132.3 billion, based on a price of IDR 8,921, or ¥69, per share. As a result, MUFG Bank’s equity interest in Bank Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting to its investment in Bank Danamon during the six months ended September 30, 2018.
In April 2019, MUFG Bank further increased its shareholding in Bank Danamon from 40.0% to 94.0% by acquiring additional shares for an aggregate purchase price of IDR 49,620 billion, or ¥397.0 billion, based on a price of IDR 9,590, or ¥77, per share. In addition, in April 2019, MUFG Bank increased its shareholding in PT Bank Nusantara Parahyangan Tbk., or Bank BNP, in Indonesia from 7.9% to 99.9% by acquiring shares from ACOM Co., Ltd., our equity method affiliate, and other shareholders for an aggregate purchase price of IDR 3,011 billion, or ¥24.1 billion, based on a price of IDR 4,088, or ¥33, per share. As a result, Bank Danamon and Bank BNP became our consolidated subsidiaries. In May 2019, Bank BNP was merged into Bank Danamon through a share exchange transaction, resulting in our shareholding in Bank Danamon being 94.1%.
As of the acquisition date, total assets acquired amounted to ¥1,728.5 billion, including loans of ¥1,086.6 billion and intangible assets of ¥146.9 billion, and total liabilities assumed amounted to ¥1,242.1 billion, including deposits of ¥915.1 billion. We also recorded goodwill of ¥254.3 billion in connection with our acquisition of Bank Danamon. For the six months ended September 30, 2019, we recognized an impairment loss on the goodwill as further discussed in “Results of
Operations—Non-interest
Expenses—Impairment of goodwill” below and Notes 2 and 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Our investment in Bank Danamon is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Bank Danamon’s established and respected brand franchise to foster synergies and enhance Bank Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.
Bank Danamon, which was established in 1956, provides banking and financial products and services to consumer, small and medium enterprise, and corporate customers, with a network of approximately 900 offices in Indonesia.
Acquisition of Aviation Finance Division from DVB Bank
In November 2019, MUFG Bank completed its acquisition from DVB Bank SE in Germany of DVB Bank’s aviation finance lending portfolio of approximately
€
4.0 billion, or ¥480.0 billion, employees and related operating infrastructure, based on an agreement entered into among the two banks and BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, in March 2019. In connection with this agreement, BOT Lease agreed to purchase from DVB Bank its aviation investment management and asset management division. This transaction is expected to be completed during the second half of the fiscal year ending March 31, 2020, subject to regulatory approvals and other conditions. Aviation finance is a key growth pillar for us and, through the acquisition, we aim to enhance our Global Corporate & Investment Banking Business platform in terms of higher returns, portfolio diversification and solution offering to our clients. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Acquisition of Shares in Colonial First State Group Limited Subsidiaries and Rebranding of Acquired Business as First Sentier Investors
In August 2019, Mitsubishi UFJ Trust and Banking completed its acquisition of 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited which collectively represent a global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited for an aggregate purchase price, subject to adjustments, of approximately AU$4.0 billion, or ¥300 billion, in cash, with additional liabilities recognized in the amount of ¥15.0 billion. As a result of the acquisition, the nine subsidiaries became our consolidated subsidiaries. On a provisional basis, total assets acquired amounted to ¥194.0 billion, including cash and bank deposits of ¥42.0 billion and intangible assets of

¥102.3 billion, and total liabilities assumed amounted to ¥45.4 billion, including accrued bonuses of ¥21.0 billion. We also provisionally recorded goodwill of ¥184.0 billion in connection with the acquisition. The purpose of this transaction is to enhance Mitsubishi UFJ Trust and Banking’s asset management capabilities and product competitiveness in the global asset management market. In September 2019, CFSGAM was rebranded as First Sentier Investors.
Agreement concerning Capital Transfer and Merger between Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities
In April 2019, Mitsubishi UFJ Morgan Stanley Securities and one of its subsidiaries, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., or PB Securities, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. In connection with the planned merger, in October 2019, MUFG Bank transferred the shares it held representing 25% of the equity interest in PB Securities to Mitsubishi UFJ Morgan Stanley Securities, resulting in Mitsubishi UFJ Morgan Stanley Securities holding 100% of the equity interest in PB Securities. Through the planned merger, which is expected to take effect on June 1, 2020, Mitsubishi UFJ Morgan Stanley Securities aims to enhance its wealth management business.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, allowance for repayment of excess interest, accounting for goodwill and intangible assets, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form
 20-F
for the fiscal year ended March 31, 2019.
Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations
The following table sets forth a summary of our results of operations for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions)
Interest income	¥1,818.9	¥2,020.5
Interest expense	685.8	882.8

Net interest income	1,133.1	1,137.7

Provision for (reversal of) credit losses	(71.0)	102.1
Non-interest income	899.7	1,429.2
Non-interest expense	1,408.0	1,626.3

Income before income tax expense	695.8	838.5
Income tax expense	143.2	221.2

Net income before attribution of noncontrolling interests	¥552.6	¥617.3
Net income (loss) attributable to noncontrolling interests	(0.7)	0.8

Net income attributable to Mitsubishi UFJ Financial Group	¥553.3	¥616.5

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2019 are discussed in further detail below.
Net Interest Income
The following table is a summary of our annualized interest rate spread, including the average balances of, and interest and average interest rates on, our assets and liabilities, for the six months ended September 30, 2018 and 2019. Average balances are generally based on a daily average while a month-end
average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Six months ended September 30,
	2018			2019
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥145,909.4	¥532.9	0.73%	¥144,205.1	¥523.5	0.72%
Foreign	93,964.3	1,286.0	2.73	99,811.1	1,497.0	2.99

Total	¥239,873.7	¥1,818.9	1.51%	¥244,016.2	¥2,020.5	1.65%

Financed by:
Interest-bearing liabilities:
Domestic	¥173,408.3	¥(230.8)	0.27%	¥171,576.0	¥(248.6)	0.29%
Foreign	60,288.7	(455.0)	1.51	64,421.6	(634.2)	1.96

Total	233,697.0	(685.8)	0.59	235,997.6	(882.8)	0.75

Non-interest-bearing liabilities	6,176.7			8,018.6

Total	¥239,873.7		0.57%	¥244,016.2		0.72%

Net interest income and interest rate spread		¥1,133.1	0.92%		¥1,137.7	0.90%
Net interest income as a percentage of total interest-earning assets			0.94%			0.93%

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2018 and 2019.

	Six months ended September 30,
	2018			2019
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥42,172.0	¥83.6	0.40%	¥38,437.2	¥95.3	0.49%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	13,915.3	63.0	0.90	16,667.7	127.5	1.53
Trading account assets	23,443.1	233.8	1.99	28,886.9	251.9	1.74
Investment securities	42,433.2	201.6	0.95	43,621.9	223.4	1.02
Loans	117,910.1	1,236.9	2.09	116,402.5	1,322.4	2.27

Total interest-earning assets	239,873.7	1,818.9	1.51	244,016.2	2,020.5	1.65

Non-interest-earning assets:
Cash and due from banks	34,242.7			32,989.8
Other non-interest-earning assets	47,449.3			47,997.2
Allowance for credit losses	(762.7)			(659.6)

Total non-interest-earning assets	80,929.3			80,327.4

Total assets	¥320,803.0			¥324,343.6

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥166,460.7	¥323.9	0.39%	¥167,410.5	¥439.7	0.52%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	25,360.8	142.9	1.12	27,977.5	187.3	1.34
Due to trust account, other short-term borrowings, and trading account liabilities	13,285.1	73.9	1.11	13,082.4	89.5	1.36
Long-term debt	28,590.4	145.1	1.01	27,527.2	166.3	1.21

Total interest-bearing liabilities	233,697.0	685.8	0.59	235,997.6	882.8	0.75

Non-interest-bearing liabilities	70,776.8			72,214.1

Total equity	16,329.2			16,131.9

Total liabilities and equity	¥320,803.0			¥324,343.6

Net interest income and interest rate spread		¥1,133.1	0.92%		¥1,137.7	0.90%

Net interest income as a percentage of total interest-earning assets			0.94%			0.93%

Net interest income increased ¥4.6 billion to ¥1,137.7 billion for the six months ended September 30, 2019 from ¥1,133.1 billion for the six months ended September 30, 2018. The increase was primarily attributable to higher interest rates on, and larger volumes of, foreign interest-earning assets. Long-term U.S. dollar interest rates were on a generally increasing trend for several quarters before turning to a declining trend at the end of calendar year 2018, while short-term U.S. dollar interest rates turned to a generally declining trend in July 2019 when the FRB began to lower the target range for the federal funds rate. These trends contributed to a decrease of two basis points in our annualized average interest rate spread (which is the annualized average interest rate on interest-earning assets less the annualized average interest rate on interest-bearing liabilities) to 0.90% for the six months ended September 30, 2019, compared to the same period of the previous fiscal year.

Interest income increased ¥201.6 billion to ¥2,020.5 billion for the six months ended September 30, 2019 from ¥1,818.9 billion for the same period of the previous fiscal year. Domestic interest income decreased ¥9.4 billion mainly due to a decrease in the balance of domestic loans. Foreign interest income increased ¥211.0 billion primarily due to higher interest rates on foreign loans.
Interest expense increased ¥197.0 billion to ¥882.8 billion for the six months ended September 30, 2019 from ¥685.8 billion for the same period of the previous fiscal year. Domestic interest expense increased ¥17.8 billion primarily due to higher interest rates on U.S. dollar-denominated long-term debt and deposits. Foreign interest expense increased ¥179.2 billion mainly due to higher interest rates on foreign deposits and on call money, funds purchased, and payables under repurchase agreements and securities lending transactions, reflecting higher short-term interest rates in the United States between April 2019 and June 2019.
Our annualized average interest rate spread decreased two basis points to 0.90% for the six months ended September 30, 2019 from 0.92% for the six months ended September 30, 2018. Between the same periods, the annualized average interest rate spread on domestic activities decreased three basis points to 0.43% from 0.46%, while the annualized average interest rate spread on foreign activities decreased 19 basis points to 1.03% from 1.22%. The decrease in the annualized average interest rate spread on domestic activities primarily reflected increases in interest rates on U.S. dollar-denominated long-term debt and deposits and decreases in interest rates on Japanese yen-denominated
loans and trading account assets. The decrease in the annualized average interest rate spread on foreign activities mainly reflected higher interest rates on deposits in the United States, more than offsetting the impact of higher lending rates and higher interest rates on deposits in other banks.
The yield on
10-year
Japanese government bonds fluctuated between negative 0.286% and negative 0.009% during the six-month
period ended September 30, 2019, compared to between positive 0.025% and positive 0.133% during the same period of the previous fiscal year. In October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. As a result, long-term interest rates may fluctuate at lower levels or to greater degrees for an extended period, increasing uncertainty in the long-term interest rate market in Japan. In the United States, the FRB reduced the target range for the federal funds rate from between 2.25% and 2.50% to between 2.00% and 2.25% in July 2019, and to between 1.75% and 2.00% in September 2019, and further to between 1.50% and 1.75% in October 2019. See “Business Environment.”
The average balance of interest-earning assets increased ¥4,142.5 billion to ¥244,016.2 billion for the six months ended September 30, 2019 from ¥239,873.7 billion for the six months ended September 30, 2018. The average balance of domestic interest-earning assets decreased ¥1,704.3 billion mainly due to a decrease in the average balance of our interest-earning deposits in other banks, particularly our commercial banking and trust banking subsidiaries’ interest-earning deposits with other banks, in addition to the lower average balance of loans. The average balance of foreign interest-earning assets increased ¥5,846.8 billion mainly due to an increase in the average balance of trading account assets and an increase in the average balance of receivables under resale agreements.
The average balance of interest-bearing liabilities increased ¥2,300.6 billion to ¥235,997.6 billion for the six months ended September 30, 2019 from ¥233,697.0 billion for the six months ended September 30, 2018. The average domestic interest-bearing liabilities decreased ¥1,832.3 billion mainly due to a decrease in the average balance of domestic deposits. The average foreign interest-bearing liabilities increased ¥4,132.9 billion mainly due to an increase in the average balance of deposits and an increase in the average balance of payables under repurchase agreements.
Provision for (reversal of) credit losses
We recorded ¥102.1 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥71.0 billion of reversal of credit losses for the same period of the previous fiscal year. The provision for credit losses for the six months ended September 30, 2019 primarily reflected the financing provided to a domestic borrower in the services sector to facilitate the borrower’s restructuring efforts as well as the deterioration in the business and financial performance of large domestic borrowers in the manufacturing sector and some large foreign borrowers in the oil and gas industry included in the Commercial segment. The provision for credit losses also reflected the deteriorated financial condition of large borrowers in the electric power industry included in the MUFG Americas Holdings segment.
Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”
Non-Interest
Income
The following table is a summary of our
non-interest
income for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥26.6	¥26.7
Fees and commissions on remittances and transfers	84.3	83.7
Fees and commissions on foreign trading business	35.4	33.1
Fees and commissions on credit card business	110.2	118.9
Fees and commissions on security-related services	119.0	108.4
Fees and commissions on administration and management services for investment funds	74.9	72.0
Trust fees	57.5	58.9
Guarantee fees	22.2	22.8
Insurance commissions	23.5	21.2
Fees and commissions on real estate business	17.9	21.1
Other fees and commissions	133.9	131.7

Total	705.4	698.5
Foreign exchange losses—net	(99.4)	(108.7)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(227.8)	(22.1)
Net profits (losses) on trading account securities, excluding derivatives	(104.6)	569.4

Total	(332.4)	547.3
Investment securities gains—net:
Net gains on sales of available-for-sale debt securities	14.3	45.2
Impairment losses on available-for-sale debt securities	(0.1)	(0.7)
Net gains (losses) from marketable equity securities	398.0	(33.5)
Other	10.8	0.7

Total	423.0	11.7
Equity in earnings of equity method investees—net	140.0	165.5
Gains on remeasurement of previously held equity method investment (1)	—	41.2
Other non-interest income	63.1	73.7

Total non-interest income	¥899.7	¥1,429.2

Note:
(1)	Represents profits recognized in connection with our acquisition of Bank Danamon. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Non-interest
income increased ¥529.5 billion to ¥1,429.2 billion for the six months ended September 30, 2019 from ¥899.7 billion for the six months ended September 30, 2018. This increase was mainly attributable to a ¥879.7 billion increase in trading account profits, which primarily reflected higher values of trading account securities under the fair value option. This was partially offset by a ¥411.3 billion decrease in net investment securities gains resulting from the declining market value of marketable equity securities during the period.
Fees and commissions income
Fees and commissions income decreased ¥6.9 billion to ¥698.5 billion for the six months ended September 30, 2019 from ¥705.4 billion for the same period of the previous fiscal year. The decrease was primarily due to a decrease in fees and commissions on security-related services mainly due to lower investment product sales reflecting weaker retail demand for selling and buying transactions in investment products. The decrease was partially offset by an increase in fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan.
Net foreign exchange gains (losses)
The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(292.4)	¥(185.3)
Net foreign exchange gains (losses) on other than derivative contracts	(445.9)	731.2
Net foreign exchange gains (losses) related to the fair value option	638.9	(654.6)

Total	¥(99.4)	¥(108.7)

Net foreign exchange losses for the six months ended September 30, 2019 were ¥108.7 billion, compared to net losses of ¥99.4 billion for the six months ended September 30, 2018. This was due to net foreign exchange losses related to the fair value option, reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of trading account securities as the Japanese yen appreciated against other major currencies on a spot rate basis between March 31, 2019 and September 30, 2019. The net foreign exchange losses related to the fair value option were substantially offset by net foreign exchange gains on other than derivative contracts, reflecting the positive impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of monetary liabilities of our commercial banking subsidiaries as the Japanese yen appreciated against other major currencies during the six months ended September 30, 2019. Net foreign exchange losses on derivative contracts improved primarily because the mark to market valuation on currency swaps entered in connection with our U.S. dollar funding improved.

Net trading account profits (losses)
The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥(53.3)	¥122.1
Equity contracts	(114.9)	(57.8)
Commodity contracts	0.1	(15.4)
Credit derivatives	(4.6)	(23.4)
Other	(55.1)	(47.6)

Total	(227.8)	(22.1)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	52.8	131.5
Trading account securities under the fair value option	(157.4)	437.9

Total	(104.6)	569.4

Total	¥(332.4)	¥547.3

We recorded net trading account profits of ¥547.3 billion for the six months ended September 30, 2019, compared to net trading account losses of ¥332.4 billion for the six months ended September 30, 2018. This increase was mainly due to ¥569.4 billion of net profits on trading account securities, excluding derivatives, for the six months ended September 30, 2019, compared to ¥104.6 billion of net losses on such securities for the same period of the previous fiscal year. This was mainly due to higher values of trading account securities under the fair value option, particularly U.S. Treasury bonds, as interest rates declined in the United States.
Net trading account losses on interest rate and other derivative contracts were ¥22.1 billion for the six months ended September 30, 2019 compared to net trading account losses on such contracts of ¥227.8 billion for the same period of the previous fiscal year. This was mainly due to net profits on interest rate contracts, reflecting lower long-term interest rates in the United States and Japan during the six months ended September 30, 2019 compared to the same period of the previous fiscal year.
Net investment securities gains (losses)
Net investment securities gains decreased ¥411.3 billion to ¥11.7 billion for the six months ended September 30, 2019 from ¥423.0 billion for the same period of the previous fiscal year. The decrease primarily reflected the net losses from marketable equity securities we recorded as a result of declining market values of equity securities of certain issuers during the six months ended September 30, 2019, compared to a net gain of ¥398.0 billion for the six months ended September 30, 2018.

Non-Interest
Expense
The following table shows a summary of our
non-interest
expense for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions)
Salaries and employee benefits	¥577.9	¥591.6
Occupancy expenses—net	88.5	87.8
Fees and commissions expenses	155.5	160.6
Outsourcing expenses, including data processing	137.9	147.8
Depreciation of premises and equipment	44.7	62.4
Amortization of intangible assets	114.5	114.7
Impairment of intangible assets	0.7	2.3
Insurance premiums, including deposit insurance	46.7	48.2
Communications	29.5	29.6
Taxes and public charges	51.8	46.8
Impairment of goodwill	—	241.4
Provision for (reversal of) off-balance sheet credit instruments	42.1	(63.3)
Other non-interest expenses	118.2	156.4

Total non-interest expense	¥1,408.0	¥1,626.3

Non-interest
expense increased ¥218.3 billion to ¥1,626.3 billion for the six months ended September 30, 2019 from ¥1,408.0 billion for the same period of the previous fiscal year. Major factors affecting this increase are discussed below.
Salaries and employee benefits
Salaries and employee benefits increased ¥13.7 billion to ¥591.6 billion for the six months ended September 30, 2019. The increase was due to an increase in overseas salaries and employee benefits, mainly reflecting the impact of consolidation of Bank Danamon.
Impairment of goodwill
We recognized ¥241.4 billion of impairment loss on goodwill for the six months ended September 30, 2019. The impairment loss was recognized on the goodwill recorded in connection with our acquisition of Bank Danamon. In light of Bank Danamon’s publicly traded stock price in comparison to the per-share
purchase price for Bank Danamon and considering other factors, we performed a quantitative goodwill impairment test, as a result of which we concluded that the fair value of Bank Danamon as a reporting unit had fallen below its carrying amount. The measurement of the fair value of the reporting unit was primarily based on a market approach and was corroborated by multiple valuation techniques. The amount of the recognized impairment loss represented all of the goodwill recorded in connection with our acquisition of Bank Danamon. See Notes 2 and 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Given the three-month difference between our consolidated reporting period and the reporting period of some of our subsidiaries, including Bank Danamon, MUFG Americas Holdings and Krungsri, our fair value assessment with respect to such subsidiaries after June 30, 2019 will be reflected in our consolidated financial statements in a period after the six months ended September 30, 2019. See Note 1 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2019.

Provision for (reversal of)
off-balance
sheet credit instruments
We recorded reversal of
off-balance
sheet credit instruments of ¥63.3 billion for the six months ended September 30, 2019, compared to provision for off-balance
sheet credit instruments of ¥42.1 billion for the six months ended September 30, 2018. This was primarily as a result of an improvement in the credit quality of a large borrower in the domestic services sector. The provision recorded for the six months ended September 30, 2018 was for off-balance
sheet credit instruments relating to commitments and guarantees in favor of the borrower during that period.
Other
non-interest
expenses
Other
non-interest
expenses increased ¥38.2 billion to ¥156.4 billion for the six months ended September 30, 2019. The increase was due to an increase in other expenses in our commercial banking subsidiaries.
Income Tax Expense
The following table shows a summary of our income tax expense for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in billions, except percentages)
Income before income tax expense	¥695.8	¥838.5
Income tax expense	143.2	221.2
Effective income tax rate	20.6%	26.4%
Combined normal effective statutory tax rate	30.6%	30.6%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2018 and 2019. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2019, the effective income tax rate was 26.4%, which was 4.2 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This was primarily due to the execution of the agreement for the sale of a wholly owned subsidiary, as a result of which we recognized tax benefits from temporary differences not previously recognized as part of deferred tax assets, decreasing our income tax expense by ¥88.0 billion and our effective income tax rate by 10.5 percentage points for the six months ended September 30, 2019. This impact was partially offset by an increase of 8.8 percentage points in the effective income tax rate resulting from recognition of the goodwill impairment loss discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥73.9 billion for the six months ended September 30, 2019, since such loss was not deductible in computing our taxable income under Japanese tax law.
For the six months ended September 30, 2018, the effective income tax rate was 20.6%, which was 10.0 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This was partly due to our receipt of nontaxable dividends, which resulted in a decrease of ¥48.8 billion in income tax expense and a decrease of 7.0 percentage points in the effective income tax rate for the six months ended September 30, 2018. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥23.4 billion in income tax expense and a decrease of 3.4 percentage points in the effective income tax rate for the six months ended September 30, 2018.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.
The following is a brief explanation of our business segments:
Retail & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies.
Global Corporate & Investment Banking Business Group
—Covers the corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the current interim period, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.
We made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2019. These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2018:
•	increasing the operating profits of the Retail & Commercial Banking Business Group, the Global Markets Business Group and Other by ¥0.3 billion, ¥1.0 billion and ¥16.1 billion, respectively; and

•	reducing the operating profits of the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥5.2 billion, ¥4.8 billion and ¥7.4 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2018 and 2019.
For further information, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
The following tables set forth our business segment information for the six months ended September 30, 2018 and 2019:

	Customer Business
Six months ended September 30, 2018	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥754.1	¥261.6	¥193.7	¥335.8	¥104.4	¥1,649.6	¥260.3	¥24.3	¥1,934.2
BK and TB (1) :	361.9	199.9	130.0	(0.8)	49.0	740.0	165.7	109.6	1,015.3
Net interest income	232.1	75.5	56.8	(0.8)	—	363.6	128.5	167.1	659.2
Net fees	114.2	97.7	73.0	—	49.0	333.9	(9.1)	(23.4)	301.4
Other	15.6	26.7	0.2	—	—	42.5	46.3	(34.1)	54.7
Other than BK and TB	392.2	61.7	63.7	336.6	55.4	909.6	94.6	(85.3)	918.9
Operating expenses	608.1	151.2	121.3	238.9	60.6	1,180.1	114.1	69.5	1,363.7

Operating profit (loss)	¥146.0	¥110.4	¥72.4	¥96.9	¥43.8	¥469.5	¥146.2	¥(45.2)	¥570.5

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Six months ended September 30, 2019	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥731.9	¥265.0	¥186.4	¥371.3	¥101.3	¥1,655.9	¥323.6	¥36.7	¥2,016.2
BK and TB (1) :	352.1	200.4	128.5	(0.5)	45.6	726.1	226.9	62.8	1,015.8
Net interest income	225.8	83.0	56.3	0.4	0.8	366.3	66.7	57.6	490.6
Net fees	111.6	92.6	72.4	—	44.8	321.4	(6.3)	(23.8)	291.3
Other	14.7	24.8	(0.2)	(0.9)	—	38.4	166.5	29.0	233.9
Other than BK and TB	379.8	64.6	57.9	371.8	55.7	929.8	96.7	(26.1)	1,000.4
Operating expenses	594.0	156.2	120.5	274.2	65.3	1,210.2	112.9	70.8	1,393.9

Operating profit (loss)	¥137.9	¥108.8	¥65.9	¥97.1	¥36.0	¥445.7	¥210.7	¥(34.1)	¥622.3

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Retail & Commercial Banking Business Group
Net revenue of the Retail & Commercial Banking Business Group decreased ¥22.2 billion to ¥731.9 billion for the six months ended September 30, 2019 from ¥754.1 billion for the six months ended September 30, 2018. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized
corporate customers. The decrease in net revenue was mainly due to a decrease in retail investment product sales reflecting weaker retail demand for selling and buying transactions in investment products. The decrease was partially offset by higher payment processing fees from the credit card business and higher fees from the consumer finance business as credit card use and consumer lending grew in Japan.
Operating expenses of the Retail & Commercial Banking Business Group decreased ¥14.1 billion to ¥594.0 billion for the six months ended September 30, 2019 from ¥608.1 billion for the six months ended September 30, 2018. The decrease primarily resulted from our cost reduction measures during the six months ended September 30, 2019 as well as the one-time
cost relating to the system integration for our consumer finance business recognized for the same period of the previous fiscal year.
As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥8.1 billion to ¥137.9 billion for the six months ended September 30, 2019 from ¥146.0 billion for the six months ended September 30, 2018.
Japanese Corporate & Investment Banking Business Group
Net revenue of the Japanese Corporate & Investment Banking Business Group increased ¥3.4 billion to ¥265.0 billion for the six months ended September 30, 2019 from ¥261.6 billion for the six months ended September 30, 2018. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The increase in net revenue was mainly due to higher net interest income from foreign currency-denominated loans and deposits, reflecting the larger balance of deposits and higher net interest margin, as well as higher fees and commissions from the primary markets business relating to M&A transactions, largely offset by the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of net revenue in foreign currencies as the Japanese yen appreciated against other major currencies on a spot rate basis.

Operating expenses of the Japanese Corporate & Investment Banking Business Group increased ¥5.0 billion to ¥156.2 billion for the six months ended September 30, 2019 from ¥151.2 billion for the six months ended September 30, 2018. The increase mainly reflected an increase in expenses for financial regulatory compliance purposes.
As a result, operating profit of the Japanese Corporate & Investment Banking Business Group decreased ¥1.6 billion to ¥108.8 billion for the six months ended September 30, 2019 from ¥110.4 billion for the six months ended September 30, 2018.
Global Corporate & Investment Banking Business Group
Net revenue of the Global Corporate & Investment Banking Business Group decreased ¥7.3 billion to ¥186.4 billion for the six months ended September 30, 2019 from ¥193.7 billion for the six months ended September 30, 2018. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese
corporate and institutional customers outside Japan. Despite higher interest income from loans and higher fees and commissions from the closings of several large M&A deals in the Americas and event-driven financing deals in the Asia and Oceania region, the business group’s net revenue reflected the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of net revenue in foreign currencies as the Japanese yen appreciated against other major currencies on a spot rate basis.
Operating expenses of the Global Corporate & Investment Banking Business Group decreased ¥0.8 billion to ¥120.5 billion for the six months ended September 30, 2019 from ¥121.3 billion for the six months ended September 30, 2018, primarily reflecting the impact of the appreciation of the Japanese yen against other major currencies.
As a result, operating profit of the Global Corporate & Investment Banking Business Group decreased ¥6.5 billion to ¥65.9 billion for the six months ended September 30, 2019 from ¥72.4 billion for the six months ended September 30, 2018.
Global Commercial Banking Business Group
Net revenue of the Global Commercial Banking Business Group increased ¥35.5 billion to ¥371.3 billion for the six months ended September 30, 2019 from ¥335.8 billion for the six months ended September 30, 2018. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized
corporate customers of MUFG Union Bank, Krungsri and Bank Danamon. The increase in net revenue was mainly attributable to the consolidation of Bank Danamon in the current interim period, as well as higher interest income from loans in Thailand, reflecting the growth in the loan portfolio. The positive impact of these factors was partially offset by lower net interest income in MUFG Union Bank reflecting declining spreads between lending interest rates and deposit interest rates in the United States.
Operating expenses of the Global Commercial Banking Business Group increased ¥35.3 billion to ¥274.2 billion for the six months ended September 30, 2019 from ¥238.9 billion for the six months ended September 30, 2018. The increase was mainly attributable to the consolidation of Bank Danamon.
As a result, operating profit of the Global Commercial Banking Business Group increased ¥0.2 billion to ¥97.1 billion for the six months ended September 30, 2019 from ¥96.9 billion for the six months ended September 30, 2018.

Asset Management & Investor Services Business Group
Net revenue of the Asset Management & Investor Services Business Group decreased ¥3.1 billion to ¥101.3 billion for the six months ended September 30, 2019 from ¥104.4 billion for the six months ended September 30, 2018. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The decrease in net revenue was primarily attributable to a decrease in dividends received on investments in capital and business alliance partners subsequent to the sale of our shares in Standard Life Aberdeen plc in February 2019. The negative impact of the decreased dividends was partially offset by the positive impact of higher fees from investor services both in and outside Japan, which reflected the growth in the balance of assets under management as we expanded our services to global fund customers and started to offer services for new domestic investment products, and the positive impact of larger sales of investment products, including infrastructure debt funds, to domestic corporate investors.
Operating expenses of the Asset Management & Investor Services Business Group increased ¥4.7 billion to ¥65.3 billion for the six months ended September 30, 2019 from ¥60.6 billion for the six months ended September 30, 2018. The increase was mainly attributable to the one-time
cost for the acquisition of the First Sentier Investors business in Australia in August 2019.
As a result, operating profit of the Asset Management & Investor Services Business Group decreased ¥7.8 billion to ¥36.0 billion for the six months ended September 30, 2019 from ¥43.8 billion for the six months ended September 30, 2018.
Global Markets Business Group
Net revenue of the Global Markets Business Group increased ¥63.3 billion to ¥323.6 billion for the six months ended September 30, 2019 from ¥260.3 billion for the six months ended September 30, 2018. This was mainly due to higher net revenue from the asset and liability management operations, primarily reflecting an increase in realized gains on sales of Japanese government bonds and foreign bonds. The increase was also attributable to the customer business, particularly fees from foreign currency exchange related transactions.
Operating expenses of the Global Markets Business Group decreased ¥1.2 billion to ¥112.9 billion for the six months ended September 30, 2019 from ¥114.1 billion for the six months ended September 30, 2018. This decrease primarily reflected the results of our cost reduction measures especially those for our overseas securities businesses.
As a result, operating profit of the Global Markets Business Group increased ¥64.5 billion to ¥210.7 billion for the six months ended September 30, 2019 from ¥146.2 billion for the six months ended September 30, 2018.
Financial Condition
Total Assets
Our total assets as of September 30, 2019 were ¥309,380.1 billion, an increase of ¥4,151.2 billion from ¥305,228.9 billion as of March 31, 2019, mainly due to a ¥5,210.1 billion increase in call loans, funds sold, and receivables under resale agreements. The increase was partially offset by a ¥1,871.4 billion decrease in available-for-sale
debt securities.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2019 and September 30, 2019, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2019	September 30, 2019
	(in billions)
Domestic:
Manufacturing	¥11,154.0	¥11,135.4
Construction	717.7	700.6
Real estate	11,706.4	11,566.4
Services	2,653.2	2,632.1
Wholesale and retail	7,643.4	7,335.6
Banks and other financial institutions (1)	5,213.0	5,086.7
Communication and information services	1,510.6	1,526.8
Other industries	8,756.5	8,576.0
Consumer	15,802.0	15,542.0

Total domestic	65,156.8	64,101.6

Foreign:
Governments and official institutions	841.7	763.5
Banks and other financial institutions (1)	11,641.4	11,068.9
Commercial and industrial	31,951.1	31,439.0
Other	7,597.5	8,209.3

Total foreign	52,031.7	51,480.7

Unearned income, unamortized premium—net and deferred loan fees—net	(304.6)	(318.9)

Total (2)	¥116,883.9	¥115,263.4

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥291.8 billion and ¥393.8 billion as of March 31, 2019 and September 30, 2019, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the six months ended September 30, 2019, the average balance of loans was ¥116,402.5 billion, accounting for 47.7% of the average total interest-earning assets, compared to ¥117,910.1 billion, representing 49.2% of the average total interest-earning assets, for the same period of the previous fiscal year. As of September 30, 2019, our total loans were ¥115,263.4 billion, accounting for 37.3% of total assets, compared to ¥116,883.9 billion, accounting for 38.3% of total assets, as of March 31, 2019. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, domestic loans decreased from 55.6% to 55.5% between March 31, 2019 and September 30, 2019, while foreign loans increased from 44.4% to 44.5% between the same dates.
Our domestic loan balance decreased ¥1,055.2 billion, or 1.6%, between March 31, 2019 and September 30, 2019. The decrease was primarily attributable to decreases in loans to borrowers in the wholesale and retail, consumer and other industries categories. The decrease in the wholesale and retail category was mainly due to lower demand for funds from some Japanese large borrowers. The decrease in the consumer category mainly resulted from repayments and reduction in new loan originations. The decrease in the other industries category was primarily attributable to lower volumes of lending to small and medium-sized borrowers.

Our foreign loan balance decreased ¥551.0 billion, or 1.1%, between March 31, 2019 and September 30, 2019. The decrease was primarily attributable to the impact of the appreciation of the Japanese yen against U.S. dollars and other currencies.
Credit quality indicator
The following table sets forth credit quality indicators of loans by class as of March 31, 2019 and September 30, 2019:

As of March 31, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥49,392.0	¥1,242.1	¥217.7	¥50,851.8
Manufacturing	10,819.6	279.9	47.9	11,147.4
Construction	672.1	37.2	7.9	717.2
Real estate	11,403.6	222.8	22.5	11,648.9
Services	2,436.4	174.8	20.0	2,631.2
Wholesale and retail	7,240.8	329.3	68.7	7,638.8
Banks and other financial institutions	5,199.9	7.6	0.9	5,208.4
Communication and information services	1,465.7	34.5	10.2	1,510.4
Other industries	8,610.5	119.6	24.9	8,755.0
Consumer	1,543.4	36.4	14.7	1,594.5
Foreign (2)	35,418.2	562.9	112.1	36,093.2
Loans acquired with deteriorated credit quality	11.7	10.8	3.8	26.3

Total	¥84,821.9	¥1,815.8	¥333.6	¥86,971.3

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,661.8	¥66.3	¥13,728.1
Card	¥516.9	¥61.6	¥578.5

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,752.1	¥15.5	¥4,699.7	¥51.9	¥88.4	¥9,607.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in billions)
Krungsri	¥5,682.2	¥199.1	¥129.2	¥6,010.5

As of September 30, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥48,621.5	¥1,121.9	¥211.2	¥49,954.6
Manufacturing	10,772.8	277.0	44.9	11,094.7
Construction	659.2	33.8	7.2	700.2
Real estate	11,308.0	184.9	20.7	11,513.6
Services	2,437.3	155.5	21.2	2,614.0
Wholesale and retail	6,957.1	289.1	72.3	7,318.5
Banks and other financial institutions	5,054.0	7.3	0.9	5,062.2
Communication and information services	1,484.4	32.6	9.6	1,526.6
Other industries	8,442.0	109.8	21.5	8,573.3
Consumer	1,506.7	31.9	12.9	1,551.5
Foreign (2)	33,355.4	547.5	97.9	34,000.8
Loans acquired with deteriorated credit quality	10.7	9.9	2.8	23.4

Total	¥81,987.6	¥1,679.3	¥311.9	¥83,978.8

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,451.4	¥63.7	¥13,515.1
Card	¥506.1	¥62.4	¥568.5

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,738.1	¥15.0	¥4,586.6	¥82.6	¥100.4	¥9,522.7

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in billions)
Krungsri	¥6,156.7	¥207.2	¥132.7	¥6,496.6

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥1,078.9	¥27.3	¥1,106.2

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

(3)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.7 billion and ¥0.6 billion as of March 31, 2019 and September 30, 2019, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public
information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment,
suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
The accrual status is a primary credit quality indicator for loans within the Residential segment and the Card segment as well as consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.
Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.
Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal repayments or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal repayments or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.
For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2019 and September 30, 2019 are based on information as of March 31, 2019 and September 30, 2019, respectively. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators as of March 31, 2019 and September 30, 2019 are generally based on information as of December 31, 2018 and June 30, 2019, respectively.

Allowance for credit losses
The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2018 and 2019:

Six months ended September 30, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri		Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	—	¥764.1
Provision for (reversal of) credit losses	(104.3)	(1.6)	12.4	1.4	21.1	—	(71.0)
Charge-offs	22.4	1.6	12.4	7.9	30.3	—	74.6
Recoveries	6.6	0.4	0.5	1.4	10.1	—	19.0

Net charge-offs	15.8	1.2	11.9	6.5	20.2	—	55.6
Others (1)	3.4	—	—	(1.3)	(5.0)	—	(2.9)

Balance at end of period	¥374.4	¥39.7	¥32.6	¥47.4	¥140.5	—	¥634.6

Six months ended September 30, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥—	¥658.2
Provision for credit losses	28.4	0.1	14.4	17.9	25.0	16.3	102.1
Charge-offs	29.0	2.1	12.7	16.3	36.2	6.2	102.5
Recoveries	15.6	0.4	0.7	2.8	11.1	2.4	33.0

Net charge-offs	13.4	1.7	12.0	13.5	25.1	3.8	69.5
Others (1)	(3.4)	—	—	(1.6)	3.5	1.4	(0.1)

Balance at end of period	¥401.2	¥37.0	¥35.0	¥55.4	¥148.2	¥13.9	¥690.7

Note:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2019 and September 30, 2019 are shown below:

As of March 31, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri		Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥313.0	¥14.1	¥21.8	¥8.3	¥28.3	—	¥385.5
Collectively evaluated for impairment	63.3	23.4	10.8	44.3	116.5	—	258.3
Loans acquired with deteriorated credit quality (1)	13.3	1.1	0.0	0.0	0.0	—	14.4

Total	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	—	¥658.2

Loans:
Individually evaluated for impairment	¥880.0	¥102.9	¥64.8	¥69.8	¥83.2	—	¥1,200.7
Collectively evaluated for impairment	86,065.0	13,617.8	510.4	9,527.3	5,921.4	—	115,641.9
Loans acquired with deteriorated credit quality (1)	26.3	7.4	3.3	11.2	5.9	—	54.1

Total (2)	¥86,971.3	¥13,728.1	¥578.5	¥9,608.3	¥6,010.5	—	¥116,896.7

As of September 30, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥327.8	¥13.6	¥19.8	¥9.0	¥29.9	¥0.5	¥400.6
Collectively evaluated for impairment	61.4	22.1	15.2	46.4	118.3	12.7	276.1
Loans acquired with deteriorated credit quality (1)	12.0	1.3	0.0	0.0	0.0	0.7	14.0

Total	¥401.2	¥37.0	¥35.0	¥55.4	¥148.2	¥13.9	¥690.7

Loans:
Individually evaluated for impairment	¥887.9	¥97.5	¥65.0	¥83.5	¥92.3	¥8.9	¥1,235.1
Collectively evaluated for impairment	83,067.5	13,410.4	500.4	9,431.0	6,398.3	1,083.3	113,890.9
Loans acquired with deteriorated credit quality (1)	23.4	7.2	3.1	8.8	6.0	14.0	62.5

Total (2)	¥83,978.8	¥13,515.1	¥568.5	¥9,523.3	¥6,496.6	¥1,106.2	¥115,188.5

Notes:
(1)	Loans acquired with deteriorated credit quality in the above table include acquired impaired loans which are individually evaluated for impairment.

(2)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥102.1 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥71.0 billion of reversal of credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2019 was ¥690.7 billion, an increase of ¥32.5 billion from ¥658.2 billion as of March 31, 2019, reflecting the provision for credit losses of ¥102.1 billion and net charge-offs of ¥69.5 billion for the six months ended September 30, 2019. The total allowance for credit losses represented 0.60% of the total loan balance as of September 30, 2019, compared to 0.56% as of March 31, 2019.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate. During the six months ended September 30, 2018, we reversed allowance for credit losses. Historically, however, we have more often provided for credit losses, as we did for the six months ended September 30, 2019, and we may need to recognize additional provision for credit losses in future periods. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
Significant trends in each portfolio segment are discussed below.
Commercial segment
—We recorded ¥28.4 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥104.3 billion of reversal of credit losses for the same period of the previous fiscal year. The provision for credit losses for the six months ended September 30, 2019 primarily reflected the financing provided to a domestic borrower in the services sector to facilitate the borrower’s restructuring efforts and the deteriorated business and financial condition of large domestic borrowers in the manufacturing sector. The provision for credit losses also reflected the deteriorated business and financial performance of some large foreign borrowers in the oil and gas sector. Our recoveries increased as a result of collection from a large borrower in the Legally/Virtually Bankrupt category during the six months ended September 30, 2019. The ratio of loans classified as Close Watch to total loans decreased to 2.00% as of September 30, 2019 from 2.09% as of March 31, 2019, and the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.37% as of September 30, 2019 from 0.38% as of March 31, 2019. The total allowance for credit losses for this segment represented 0.48% of the segment’s total loan balance as of September 30, 2019, compared to 0.45% as of March 31, 2019.
Residential segment
—We recorded ¥0.1 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥1.6 billion of reversal of credit losses for the same period of the previous fiscal year. The credit quality of the portfolio remained substantially unchanged as the stable corporate environment in recent periods continued to have a positive impact on the financial condition of residential borrowers. The ratio of loans classified as Nonaccrual to total loans in the segment decreased to 0.47% as of September 30, 2019 from 0.48% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.27% as of September 30, 2019 from 0.28% as of March 31, 2019.
Card segment
—We recorded ¥14.4 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥12.4 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses primarily reflected an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. The increase in default borrowers led to an increase in the amount of nonaccrual loans that were charged off during the reporting period, which amount is reflected in each of charge-offs and provision for credit losses in the above table. Although the stable corporate environment in recent periods positively affected some of our individual borrowers, the positive trends did not meaningfully affect our consumer loan borrowers and, in some cases, the corporate efficiencies negatively affected some of our consumer loan borrowers. As a result, the ratio of loans classified as Nonaccrual to total loans in the segment increased to 10.98% as of September 30, 2019 from 10.65% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 6.16% as of September 30, 2019 from 5.63% as of March 31, 2019.
MUFG Americas Holdings segment
—We recorded ¥17.9 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥1.4 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the deteriorated financial condition of large borrowers in the electric power sector and the real estate rental sector as well as the growth in the unsecured consumer loan portfolio. As a result, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased to 2.08% as of September 30, 2019 from 1.62% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 0.58% as of September 30, 2019 from 0.55% as of March 31, 2019.
Krungsri segment
—We recorded ¥25.0 billion of provision for credit losses for the six months ended September 30, 2019, compared to ¥21.1 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the expansion of the retail and consumer loan portfolio, particularly automobile loans. As economic conditions in Thailand were gradually stabilizing, fewer borrowers experienced deterioration in their financial performance. As a result, the ratio of loans classified as Special Mention or below to total loans in the segment decreased to 5.23% as of September 30, 2019 from 5.46% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 2.28% as of September 30, 2019 from 2.41% as of March 31, 2019.
Allowance policy
We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.
For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUFG Americas Holdings segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
During the six months ended September 30, 2019, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.
Nonaccrual loans and troubled debt restructurings
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings and Krungsri segments, and six months or more with respect to loans within the Residential segment.
We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.
Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR and the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.
A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Nonaccrual loans
The following table shows information about the nonaccrual status of loans by class as of March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions)
Commercial
Domestic	¥272.8	¥291.4
Manufacturing	65.9	68.2
Construction	9.8	8.9
Real estate	23.2	21.0
Services	26.2	49.2
Wholesale and retail	94.5	96.0
Banks and other financial institutions	0.9	0.9
Communication and information services	12.0	11.4
Other industries	25.4	22.6
Consumer	14.9	13.2
Foreign (1)	111.0	101.3
Residential	68.5	65.8
Card	61.4	62.3
MUFG Americas Holdings	46.5	55.6
Krungsri	127.5	130.8
Other	—	20.1

Total (2)	¥687.7	¥727.3

Notes:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

(2)	The above table does not include loans held for sale of ¥12.7 billion and ¥11.8 billion as of March 31, 2019 and September 30, 2019, respectively, and loans acquired with deteriorated credit quality of ¥6.3 billion and ¥12.5 billion as of March 31, 2019 and September 30, 2019, respectively.

Total nonaccrual loans increased ¥39.6 billion between March 31, 2019 and September 30, 2019. Significant trends in each portfolio segment are discussed below.
Commercial segment—
Nonaccrual loans in the domestic commercial category increased ¥18.6 billion between March 31, 2019 and September 30, 2019. This increase mainly reflected the financing provided to the domestic borrower in the services category to facilitate the borrower’s restructuring efforts, as discussed in “—Allowance for credit losses” above. The increase was partially offset by the impact of improvements in the repayment ability of small and medium-sized
domestic borrowers particularly in the real estate, consumer, and construction categories that were positively affected by the continued gradual recovery of economic conditions in Japan. Nonaccrual loans in the foreign commercial category decreased mainly due to restructuring of the loans to a large foreign borrower in the electric power sector, resulting in the transfer of the loans outstanding to the borrower from nonaccrual status to accrual status.
Residential segment
—Nonaccrual loans in the segment decreased ¥2.7 billion between March 31, 2019 and September 30, 2019 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their interest payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment.
Card segment
—Nonaccrual loans in the segment increased ¥0.9 billion between March 31, 2019 and September 30, 2019. Although the amount of consumer loans newly transferred from accrual status to nonaccrual status increased, the amount of such increase was substantially offset by charge-offs of nonaccrual consumer loans.
MUFG Americas Holdings segment
—Nonaccrual loans in the segment increased ¥9.1 billion between March 31, 2019 and September 30, 2019. This increase was mainly due to the deterioration in the financial condition of the large borrowers in the electric power sector, as discussed in “Allowance for credit losses” above.
Krungsri segment
—Nonaccrual loans in the segment increased ¥3.3 billion between March 31, 2019 and September 30, 2019. The increase mainly reflected the continued expansion of the automobile loan portfolio.
Troubled debt restructurings
The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions)
Commercial (1)
Domestic	¥445.4	¥425.3
Manufacturing	311.9	308.6
Construction	4.6	4.2
Real estate	27.7	24.7
Services	17.1	15.3
Wholesale and retail	69.4	61.2
Banks and other financial institutions	0.1	0.1
Communication and information services	3.8	3.5
Other industries	6.4	4.7
Consumer	4.4	3.0
Foreign (2)	51.7	70.1
Residential (1)	34.4	31.7
Card (3)	65.0	65.2
MUFG Americas Holdings (3)	48.1	58.1
Krungsri (3)	63.0	72.3
Other (3)	—	5.1

Total	¥707.6	¥727.8

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.

(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

(3)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2019 and September 30, 2019 are nonaccrual TDRs as follows: ¥38.8 billion and ¥39.6 billion—Card; ¥15.0 billion and ¥19.9 billion—MUFG Americas Holdings; ¥31.1 billion and ¥33.1 billion—Krungsri; and nil and ¥0.5 billion—Other, respectively.

Total TDRs increased ¥20.2 billion between March 31, 2019 and September 30, 2019. Significant trends in each portfolio segment are discussed below.
Commercial segment
—TDRs in the domestic commercial category decreased ¥20.1 billion between March 31, 2019 and September 30, 2019. This was mainly due to repayments by small and medium-sized
domestic borrowers in the wholesale and retail, manufacturing, consumer and real estate categories of loans classified as TDRs pursuant to their respective restructured terms. The continued gradual recovery of economic conditions in Japan positively affected the financial performance and repayment ability of such borrowers. TDRs in the foreign commercial category increased primarily as a result of the restructuring of the loans to the large foreign borrower in the electric power sector, as discussed in “—Nonaccrual loans” above.
Residential segment
—TDRs in the segment decreased ¥2.7 billion between March 31, 2019 and September 30, 2019 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.
Card segment
—TDRs in the segment increased ¥0.2 billion between March 31, 2019 and September 30, 2019. Although the amount of consumer loans newly classified as TDRs increased, the amount of such increase was substantially offset by charge-offs of nonaccrual consumer loans classified as TDRs and repayments of consumer loans classified as TDRs pursuant to their respective restructured terms.
MUFG Americas Holdings segment
—TDRs in the segment increased ¥10.0 billion between March 31, 2019 and September 30, 2019. The increase primarily reflected the deteriorated financial condition of borrowers in the commercial and industrial loan portfolio and the mortgage loan portfolio.
Krungsri segment
—TDRs in the segment increased ¥9.3 billion between March 31, 2019 and September 30, 2019. This increase primarily reflected the continued expansion of the automobile loan portfolio.
In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
For the six months ended September 30, 2019, extensions of the stated maturity date of loans represented the primary concession type in the Commercial and Residential segments, reductions in the stated rate represented the primary concession type in the Card segment, and some combination of maturity extension and rate reduction represented the primary concession type in the MUFG Americas Holdings and Krungsri segments.
Impaired loans and impairment allowance
Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2019 and September 30, 2019:

	As of March 31, 2019
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)
			(in billions)
Commercial
Domestic	¥560.5	¥157.5	¥718.0	¥759.4	¥227.0
Manufacturing	349.6	28.2	377.8	384.3	92.9
Construction	8.3	6.0	14.3	14.8	6.6
Real estate	20.8	30.0	50.8	55.9	5.7
Services	30.3	13.0	43.3	46.8	20.1
Wholesale and retail	118.3	45.6	163.9	175.7	84.5
Banks and other financial institutions	1.0	0.0	1.0	1.0	0.8
Communication and information services	8.8	6.9	15.7	16.6	6.8
Other industries	13.8	18.0	31.8	38.4	6.9
Consumer	9.6	9.8	19.4	25.9	2.7
Foreign (3)	127.5	34.5	162.0	183.1	86.0
Loans acquired with deteriorated credit quality	8.1	—	8.1	15.0	5.5
Residential (4)	97.2	6.5	103.7	120.6	14.3
Card (4)	64.6	0.4	65.0	72.2	21.8
MUFG Americas Holdings (4)	46.6	23.2	69.8	83.3	8.3
Krungsri (4)	57.1	26.1	83.2	90.4	28.3

Total (5)	¥961.6	¥248.2	¥1,209.8	¥1,324.0	¥391.2

	As of September 30, 2019
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)
	(in billions)
Commercial
Domestic	¥564.5	¥152.1	¥716.6	¥756.0	¥235.1
Manufacturing	346.6	30.3	376.9	383.4	90.2
Construction	7.6	5.4	13.0	13.2	5.8
Real estate	17.1	28.6	45.7	50.9	4.9
Services	49.6	14.8	64.4	68.3	35.3
Wholesale and retail	117.2	40.0	157.2	167.3	83.9
Banks and other financial institutions	1.0	0.0	1.0	1.0	0.8
Communication and information services	8.5	6.4	14.9	16.1	6.6
Other industries	8.6	18.7	27.3	33.7	5.2
Consumer	8.3	7.9	16.2	22.1	2.4
Foreign (3)	134.3	37.0	171.3	191.5	92.7
Loans acquired with deteriorated credit quality	7.1	—	7.1	14.4	5.1
Residential (4)	91.5	6.6	98.1	114.6	13.8
Card (4)	64.9	0.3	65.2	72.5	19.8
MUFG Americas Holdings (4)	52.9	30.6	83.5	103.9	9.0
Krungsri (4)	65.8	26.5	92.3	99.3	29.9
Other (4)	16.1	—	16.1	16.6	1.2

Total (5)	¥997.1	¥253.1	¥1,250.2	¥1,368.8	¥406.6

Notes:
(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.

(2)	Included in impaired loans as of March 31, 2019 and September 30, 2019 are accrual TDRs as follows: ¥497.1 billion and ¥495.4 billion—Commercial; ¥34.4 billion and ¥31.7 billion—Residential; ¥26.2 billion and ¥25.6 billion—Card; ¥33.1 billion and ¥38.1 billion—MUFG Americas Holdings; ¥26.9 billion and ¥34.2 billion—Krungsri; and nil and ¥4.5 billion—Other, respectively.

(3)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

(4)	Impaired Loans for Residential, Card, MUFG Americas Holdings, Krungsri and Other segments in the above table include loans acquired with deteriorated credit quality.

(5)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥12.7 billion and ¥14.6 billion as of March 31, 2019 and September 30, 2019, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018		2019
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥796.4	¥5.8	¥717.2	¥5.2
Manufacturing	392.7	2.8	377.3	2.6
Construction	16.4	0.2	13.7	0.1
Real estate	61.4	0.5	48.3	0.5
Services	51.7	0.4	53.8	0.4
Wholesale and retail	175.5	1.4	160.5	1.2
Banks and other financial institutions	1.5	0.0	1.0	0.0
Communication and information services	25.9	0.2	15.3	0.2
Other industries	48.1	0.1	29.5	0.1
Consumer	23.2	0.2	17.8	0.1
Foreign (1)	153.7	1.6	163.1	1.3
Loans acquired with deteriorated credit quality	7.7	0.2	7.6	0.1
Residential	108.9	0.9	100.9	0.7
Card	66.8	0.9	65.1	0.7
MUFG Americas Holdings	66.5	0.9	84.5	1.0
Krungsri	83.2	2.6	88.7	2.8
Other	—	—	4.1	0.1

Total	¥1,283.2	¥12.9	¥1,231.2	¥11.9

Note:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

Past due analysis
Aging of past due loans by class as of March 31, 2019 and September 30, 2019 are shown below:

As of March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥11.6	¥30.6	¥42.2	¥50,809.6	¥50,851.8	¥6.9
Manufacturing	1.6	3.0	4.6	11,142.8	11,147.4	—
Construction	0.2	0.1	0.3	716.9	717.2	0.0
Real estate	2.1	4.2	6.3	11,642.6	11,648.9	2.5
Services	0.7	0.6	1.3	2,629.9	2,631.2	0.0
Wholesale and retail	2.8	2.4	5.2	7,633.6	7,638.8	0.1
Banks and other financial institutions	—	0.0	0.0	5,208.4	5,208.4	—
Communication and information services	0.4	0.8	1.2	1,509.2	1,510.4	—
Other industries	0.4	13.0	13.4	8,741.6	8,755.0	—
Consumer	3.4	6.5	9.9	1,584.6	1,594.5	4.3
Foreign (2)	10.9	20.0	30.9	36,062.3	36,093.2	0.2
Residential	62.7	16.6	79.3	13,641.4	13,720.7	6.6
Card	17.2	30.6	47.8	527.4	575.2	—
MUFG Americas Holdings	28.6	10.9	39.5	9,557.6	9,597.1	2.3
Krungsri	126.3	106.8	233.1	5,771.5	6,004.6	—

Total	¥257.3	¥215.5	¥472.8	¥116,369.8	¥116,842.6	¥16.0

As of September 30, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥10.4	¥35.2	¥45.6	¥49,909.0	¥49,954.6	¥5.8
Manufacturing	1.4	1.7	3.1	11,091.6	11,094.7	0.0
Construction	0.0	0.1	0.1	700.1	700.2	—
Real estate	1.3	3.8	5.1	11,508.5	11,513.6	1.7
Services	1.3	1.2	2.5	2,611.5	2,614.0	0.0
Wholesale and retail	2.7	7.7	10.4	7,308.1	7,318.5	—
Banks and other financial institutions	—	0.0	0.0	5,062.2	5,062.2	—
Communication and information services	0.2	0.9	1.1	1,525.5	1,526.6	0.0
Other industries	0.1	14.2	14.3	8,559.0	8,573.3	—
Consumer	3.4	5.6	9.0	1,542.5	1,551.5	4.1
Foreign (2)	16.2	17.5	33.7	33,967.1	34,000.8	0.0
Residential	56.6	16.0	72.6	13,435.3	13,507.9	6.1
Card	16.6	30.3	46.9	518.5	565.4	—
MUFG Americas Holdings	36.6	19.7	56.3	9,458.2	9,514.5	1.4
Krungsri	131.2	110.3	241.5	6,249.1	6,490.6	—
Other	18.0	18.7	36.7	1,055.5	1,092.2	—

Total	¥285.6	¥247.7	¥533.3	¥114,592.7	¥115,126.0	¥13.3

Notes:
(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale
debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated
funds exceeding our net loans. The percentage of our holding of available-for-sale
Japanese government bonds to the total investment securities decreased to 50.7% as of September 30, 2019 from 53.6% as of March 31, 2019. We also hold Japanese government bonds that are classified as held-to-maturity
debt securities, which accounted for 2.6% of the total investment securities as of September 30, 2019.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2019 and September 30, 2019, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period.
During the six months ended September 30, 2019, we sold down ¥52 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of September 30, 2019, the balance of such securities valued under Japanese GAAP represented 13.0% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.
Investment securities decreased ¥2,177.8 billion to ¥42,760.2 billion as of September 30, 2019 from ¥44,938.0 billion as of March 31, 2019, primarily due to a reduction in our holding of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale
debt securities and
held-to-maturity
debt securities as of March 31, 2019 and September 30, 2019:

	As of March 31, 2019			As of September 30, 2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥23,748.6	¥24,077.7	¥329.1	¥21,345.8	¥21,694.8	¥349.0
Japanese prefectural and municipal bonds	2,204.0	2,226.6	22.6	2,537.9	2,560.5	22.6
Foreign government and official institution bonds	2,648.9	2,641.4	(7.5)	2,660.5	2,702.4	41.9
Corporate bonds	1,117.3	1,130.7	13.4	1,203.2	1,217.7	14.5
Mortgage-backed securities	1,768.2	1,746.3	(21.9)	1,819.0	1,826.2	7.2
Asset-backed securities	1,494.6	1,502.9	8.3	1,483.7	1,492.7	9.0
Other debt securities	192.9	192.9	0.0	151.5	152.8	1.3

Total available-for-sale debt securities	¥33,174.5	¥33,518.5	¥344.0	¥31,201.6	¥31,647.1	¥445.5

Held-to-maturity debt securities (1)	¥4,441.9	¥4,452.9	¥11.0	¥4,219.8	¥4,257.5	¥37.7

Note:
(1)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on
available-for-sale
debt securities increased ¥101.5 billion to ¥445.5 billion as of September 30, 2019 from ¥344.0 billion as of March 31, 2019. The increase was primarily attributable to a ¥49.4 billion increase in net unrealized gains on foreign government and official institution bonds, reflecting lower interest rates on such bonds, particularly U.S. Treasury bonds.
The amortized cost of
available-for-sale
debt securities decreased ¥1,972.9 billion to ¥31,201.6 billion as of September 30, 2019 from ¥33,174.5 billion as of March 31, 2019. This decrease was mainly attributable to a ¥2,402.8 billion decrease in Japanese national government and Japanese government agency bonds, reflecting a reduction in our holding of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.
The amortized cost of
held-to-maturity
debt securities decreased ¥222.1 billion to ¥4,219.8 billion as of September 30, 2019 from ¥4,441.9 billion as of March 31, 2019. This was primarily attributable to decreases in residential mortgage-backed securities and asset-backed securities.
Losses resulting from impairment of investment securities, which reflect the decline in the value of available-for-sale
debt securities considered to be other than temporary, were ¥0.7 billion for the six months ended September 30, 2019 compared to ¥0.1 billion for the same period of the previous fiscal year. These losses were reflected in net investment securities gains in our consolidated statements of income.

The following table shows balance sheet information relating to our equity securities as of March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions)
Equity securities:
Marketable equity securities	¥6,358.5	¥6,119.3
Nonmarketable equity securities:
Unlisted preferred securities (1)	393.3	525.1
Others (2)	198.0	214.4
Investment securities held by investment companies and brokers and dealers (3)	27.8	34.4

Total	¥6,977.6	¥6,893.2

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated
funding vehicles, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.

(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.

(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Equity securities decreased ¥84.4 billion to ¥6,893.2 billion as of September 30, 2019 from ¥6,977.6 billion as of March 31, 2019. The decrease was primarily attributable to sales of marketable equity securities.
Investment securities other than
available-for-sale
debt securities,
held-to-maturity
debt securities and marketable equity securities consist of nonmarketable equity securities, which are included in equity securities on our consolidated balance sheets. Nonmarketable equity securities were primarily carried at cost of ¥619.1 billion as of March 31, 2019 and ¥773.9 billion as of September 30, 2019, respectively, because their fair values were not readily determinable. The increase was primarily attributable to an increase in the holdings of unlisted preferred securities in our commercial banking subsidiaries.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥324.0 billion to ¥34,248.3 billion as of September 30, 2019 from ¥33,924.3 billion as of March 31, 2019. This increase was primarily because we deposited with the Bank of Japan a larger amount of cash received from sales and redemption of Japanese government bonds as we reduced our holdings of such bonds.
Interest-earning deposits in other banks decreased ¥1,567.1 billion to ¥39,079.8 billion as of September 30, 2019 from ¥40,646.9 billion as of March 31, 2019. This decrease was mainly because of a decrease in the balance of our commercial banking and trust banking subsidiaries’ interest-earning deposits with other banks.
Call Loans, Funds Sold, and Receivables under Resale Agreements
Call loans, funds sold, and receivables under resale agreements increased ¥5,210.1 billion to ¥17,294.8 billion as of September 30, 2019 from ¥12,084.7 billion as of March 31, 2019. This was mainly due to an increase in receivables under resale agreements, reflecting domestic procurement in our commercial banking subsidiaries towards the end of September 2019 as part of their excess fund management operations.

Trading Account Assets
Trading account assets increased ¥2,998.5 billion to ¥43,575.1 billion as of September 30, 2019 from ¥40,576.6 billion as of March 31, 2019. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥1,228.9 billion to ¥28,601.0 billion as of September 30, 2019 from ¥27,372.1 billion as of March 31, 2019. This increase mainly resulted from increased trading volumes of Japanese government bonds in reaction to larger fluctuations in the yield of such bonds during the second quarter ended September 30, 2019. Trading derivative assets increased ¥1,769.6 billion to ¥14,974.1 billion as of September 30, 2019 from ¥13,204.5 billion as of March 31, 2019. This increase was mainly attributable to higher fair values of interest rate derivatives in our securities subsidiaries reflecting declines in the underlying interest rates.
Total Liabilities
As of September 30, 2019, total liabilities were ¥292,850.1 billion, an increase of ¥3,605.9 billion from ¥289,244.2 billion as of March 31, 2019. This was primarily due to an increase of ¥1,669.5 billion in trading account liabilities and an increase of ¥1,237.5 billion in call money, funds purchased and payables under repurchase agreements, partially offset by a decrease of ¥1,102.0 billion in deposits.
Deposits
Deposits are our primary source of funds. The total balance of deposits decreased ¥1,102.1 billion to ¥198,178.7 billion as of September 30, 2019 from ¥199,280.8 billion as of March 31, 2019. The decrease was primarily due to decreases in deposits in our overseas offices, principally interest-bearing deposits from corporate clients, partially reflecting the appreciation of the Japanese yen against the U.S. dollar and other major currencies. Deposits may fluctuate significantly from day to day depending upon our clients’ investment preferences and other conditions.
The total average balance of interest-bearing deposits increased ¥949.7 billion to ¥167,410.5 billion for the six months ended September 30, 2019 from ¥166,460.8 billion for the same period of the previous fiscal year. This increase was mainly due to our acquisition of Bank Danamon.
Call Money, Funds Purchased, and Payables under Repurchase Agreements
Call money, funds purchased, and payables under repurchase agreements increased ¥1,237.4 billion to ¥28,912.4 billion as of September 30, 2019 from ¥27,675.0 billion as of March 31, 2019. This was mainly due to an increase in payables under repurchase agreements primarily in reaction to increased activity in short-term U.S dollar funding markets.
Trading Account Liabilities
Trading account liabilities increased ¥1,669.5 billion to ¥14,679.0 billion as of September 30, 2019 from ¥13,009.5 billion as of March 31, 2019. This increase was mainly attributable to higher fair values of interest rate derivatives in our securities subsidiaries reflecting declines in the underlying interest rates.
Long-term Debt
Long-term debt decreased ¥341.0 billion to ¥27,649.5 billion as of September 30, 2019 from ¥27,990.5 billion as of March 31, 2019. This decrease was due to redemption of medium-term debt by a foreign subsidiary. The average balance of long-term debt for the six months ended September 30, 2019 was ¥27,527.2 billion, a decrease of ¥1,063.2 billion from ¥28,590.4 billion for the same period of the previous fiscal year.

Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥197,677.1 billion for the six months ended September 30, 2019 from ¥196,418.0 billion for the six months ended September 30, 2018. These deposits provide us with a sizable source of stable and low-cost
funds. Our average deposits, combined with our average total equity of ¥16,131.9 billion, funded 65.9% of our average total assets of ¥324,343.6 billion during the six months ended September 30, 2019. Our deposits exceeded our loans before allowance for credit losses by ¥82,915.3 billion as of September 30, 2019, compared to ¥82,396.9 billion as of March 31, 2019. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated
funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of September 30, 2019 was ¥40,405.5 billion, and the average balance of short-term borrowings for the six months ended September 30, 2019 was ¥37,801.7 billion. The balance of our long-term debt as of September 30, 2019 was ¥27,649.5 billion, and the average balance of long-term debt for the six months ended September 30, 2019 was ¥27,527.2 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale
debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
We manage liquidity separately at certain of our domestic and foreign banking and non-bank
subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of September 30, 2019, we held ¥21,694.8 billion of Japanese government bonds and government agency bonds as available-for-sale
debt securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.
In October 2019, Fitch Ratings revised the long-term issuer credit rating outlook for each of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities from stable to negative, while affirming the long-term issuer credit rating of A assigned to each of them. Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.

Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in the calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” and “—B. Liquidity and Capital Resources—Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
Total Equity
The following table presents a summary of our total equity as of March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,577.2	5,580.8
Retained earnings	8,333.6	8,793.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	8,094.0	8,553.5
Accumulated other comprehensive losses, net of taxes	(284.3)	(404.1)
Treasury stock, at cost	(517.2)	(514.8)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,199.6	¥15,545.3
Noncontrolling interests	785.1	984.7

Total equity	¥15,984.7	¥16,530.0

Ratio of total equity to total assets	5.24%	5.34%

Mitsubishi UFJ Financial Group shareholders’ equity as of September 30, 2019 was ¥15,545.3 billion, an increase of ¥345.7 billion from ¥15,199.6 billion as of March 31, 2019.
Retained earnings increased ¥459.5 billion to ¥8,793.1 billion as of September 30, 2019, from ¥8,333.6 billion as of March 31, 2019, primarily reflecting the net income of our banking subsidiaries for the six months ended September 30, 2019. In December 2019, we paid a semi-annual interim dividend of ¥12.5 per share of common stock for the six months ended September 30, 2019. We currently plan to pay a year-end
dividend of ¥12.5 per share of common stock for the six months ending March 31, 2020.
Accumulated other comprehensive losses, net of taxes, as of September 30, 2019 were ¥404.1 billion, compared to ¥284.3 billion as of March 31, 2019. This change mainly reflected ¥205.0 billion of negative net change in the balance of foreign currency translation adjustments.
Total equity increased ¥545.3 billion to ¥16,530.0 billion as of September 30, 2019 from ¥15,984.7 billion as of March 31, 2019. The ratio of total equity to total assets increased 0.10 percentage points to 5.34% as of September 30, 2019 from 5.24% as of March 31, 2019.
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.

Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated
financial statements prepared under Japanese GAAP.
As of September 30, 2019, we were required to maintain a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.04% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2019, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.8%.
For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019. For information on the issuances of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel
III-Compliant
Domestic Subordinated Bonds.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2019, we were required to maintain a minimum leverage ratio of 3.00%. A
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge is expected to be applied to us in 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015.

External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of Senior Debt Securities for TLAC Purposes.”
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios, leverage ratio and external TLAC ratios in accordance with Basel III as of March 31, 2019 and September 30, 2019. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2019.

	March 31, 2019	Minimum capital ratios required (1)	September 30, 2019	Minimum capital ratios required (1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,322.4		¥14,337.6
Additional Tier 1	1,953.8		1,870.7
Tier 1 capital	16,276.3		16,208.4
Tier 2 capital	2,493.4		2,613.6
Total capital	¥18,769.7		¥18,822.1
Risk-weighted assets	¥117,091.1		¥113,066.6
Capital ratios:
Common Equity Tier 1 capital	12.23%	8.54%	12.68%	8.54%
Tier 1 capital	13.90	10.04	14.33	10.04
Total capital	16.03	12.04	16.64	12.04
Leverage ratio	4.94	3.00	4.89	3.00
External TLAC ratios
Risk-weighted assets basis (2)	18.16	16.00	19.57	16.00
Leverage exposure basis	7.90	6.00	8.07	6.00

Notes:
(1)	The minimum capital ratios required as of March 31, 2019 and September 30, 2019 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%.

(2)	The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2019 and September 30, 2019 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.04%.

Management believes that, as of September 30, 2019, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2019 was higher compared to the ratio as of March 31, 2019 due to increases in retained earnings and other comprehensive income in addition to a decrease in risk-weighted assets. The decrease in risk-weighted assets was mainly due to a decrease in credit risks, which reflected the impact of improvements in certain parameters for the calculation of credit risks and the impact of the appreciation of the Japanese yen against other major currencies as well as a decrease in the credit balance.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2019 and September 30, 2019. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated
financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2019.

	As of March 31, 2019	As of September 30, 2019	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	10.83%	11.39%	4.50%
Tier 1 capital ratio	12.46	13.01	6.00
Total capital ratio	14.42	15.13	8.00
Leverage ratio	4.63	4.63	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.57	19.09	4.50
Tier 1 capital ratio	21.26	20.91	6.00
Total capital ratio	24.40	24.35	8.00
Leverage ratio	5.09	4.94	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	11.69	12.48	4.50
Tier 1 capital ratio	13.53	14.31	6.00
Total capital ratio	15.58	16.49	8.00
Leverage ratio	4.84	4.94	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.42	19.29	4.50
Tier 1 capital ratio	21.12	20.89	6.00
Total capital ratio	24.25	23.91	8.00
Leverage ratio	5.55	6.26	3.00

Management believes that, as of September 30, 2019, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The following table presents the LCRs in accordance with Basel III as adopted by the FSA for the periods indicated for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum LCR required under Basel III as adopted by the FSA is 100% during the calendar year 2019.

	Three months ended
	March 31, 2019 (1)	June 30, 2019 (2)	September 30, 2019 (3)
MUFG (consolidated)	141.2%	145.6%	147.8%
MUFG Bank (consolidated)	150.7	155.8	158.9
MUFG Bank (stand-alone)	159.0	166.3	172.2
Mitsubishi UFJ Trust and Banking (consolidated)	115.2	119.4	115.9
Mitsubishi UFJ Trust and Banking (stand-alone)	141.5	138.5	130.3

Notes:
(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2019 and March 29 2019 divided by the average amount of net cash outflows for the same fifty-eight business days.

(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2019 and June 28, 2019 divided by the average amount of net cash outflows for the same fifty-nine business days.

(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2019 and September 30, 2019 divided by the average amount of net cash outflows for the same sixty-two
business days.

See “Sources of Funding and Liquidity.”
Capital Requirements for Banking Institutions in the United States
In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on Form
 20-F
for the fiscal year ended March 31, 2019. See also Note 22 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2019.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2018 and June 30, 2019:

	As of December 31, 2018	Minimum capital ratios required as of December 31, 2018 (1)	As of June 30, 2019	Minimum capital ratios required as of June 30, 2019 (2)	Ratio OCC requires to be “well capitalized” as of June 2019
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	13.96%	7.875%	13.82%	8.500%	—
Tier I capital (to quarterly average assets) (3)	8.77	4.000	8.68	4.000	—
Total capital (to risk-weighted assets)	14.60	9.875	14.49	10.500	—
Common Equity Tier I Capital (to risk-weighted assets)	13.96	6.375	13.82	7.000	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	14.45%	7.875%	14.28%	8.500%	8.0%
Tier I capital (to quarterly average assets) (3)	10.61	4.000	10.47	4.000	5.0
Total capital (to risk-weighted assets)	15.09	9.875	14.92	10.500	10.0
Common Equity Tier I Capital (to risk-weighted assets)	14.45	6.375	14.28	7.000	6.5

Notes:
(1)	Beginning January 1, 2018, the minimum capital requirement includes a capital conservation buffer of 1.875%.

(2)	Beginning January 1, 2019, the minimum capital requirement includes a capital conservation buffer of 2.500%.

(3)	Excludes certain deductions.

Management believes that, as of June 30, 2019, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2018 and June 30, 2019, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total capital, Tier I capital and Common Equity Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.
Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2019, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥450.5 billion on a stand-alone basis represented 309.1% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥472.4 billion on a consolidated basis represented 310.9% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2019, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.6 billion on a stand-alone basis represented 331.6% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥469.3 billion on a consolidated basis represented 332.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
Off-Balance
Sheet Arrangements
In the normal course of business, we engage in several types of off-balance
sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance
sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.
Some of our
off-balance
sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated
VIEs.
Market Risk
VaR for Trading Activities.
    The VaR for our total trading activities in the six months ended September 30, 2019 is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2019 was ¥18.01 billion, a ¥2.83 billion decrease compared to March 31, 2019 primarily due to lower U.S. dollar interest rate risk exposure. Our average daily VaR for the six months ended September 30, 2019 was ¥18.51 billion, a ¥4.74 billion increase compared to the same period of the previous fiscal year primarily due to an increase in our U.S. dollar interest rate risk exposure.

	VaR for Trading Activities (April 1, 2019—September 30, 2019)
Risk category	Average	Maximum (1)	Minimum (1)	September 30, 2019	March 31, 2019
	(in billions)
MUFG	¥18.51	¥20.71	¥15.64	¥18.01	¥20.84
Interest rate	17.56	20.56	14.21	18.52	20.58
Yen	5.53	8.91	4.10	6.74	4.40
U.S. Dollars	7.30	11.06	4.78	6.44	11.03
Foreign exchange	4.95	7.23	3.83	4.27	4.44
Equities	1.70	2.77	1.18	1.49	1.55
Commodities	0.00	0.77	0.00	0.00	0.00
Less diversification effect	(5.70)	—	—	(6.27)	(5.73)

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2019 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2019	¥18.29
July–September 2019	18.73

Quantitative market risks fluctuated throughout the April–September 2019 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2019, with positive trading-related revenue recorded for 123 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 43 days of positive revenue and one day of negative revenue exceeding ¥1 billion.
Backtesting.
    We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2019, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.
Stress Testing.
    We use an
HS-VaR
model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.
In order to complement these weaknesses of the
HS-VaR
model and measure potential losses that the model is not designed to capture, we conduct stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day
historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2019, we held a total trading activity position subject to estimated maximum potential losses of ¥12.5 billion as compared to ¥15.4 billion as of March 31, 2019. In addition, MUFG and its major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. MUFG and its major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year
observation period with the highest VaR at least in the immediately preceding ten years.
VaR for Non-Trading Activities.
    The aggregate VaR for our total
non-trading
activities as of September 30, 2019, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥323.0 billion, a ¥7.5 billion increase from March 31, 2019. In the six months ended September 30, 2019, risk related to interest rates increased ¥32.2 billion, and risk related to equities excluding our strategic equity portfolio decreased ¥40.8 billion.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 65% of our total non-trading
activity market risks, which consist of interest rate risk, equities risk excluding our strategic equity portfolio, and foreign exchange rate risk. In the six months ended September 30, 2019, the average daily interest rate VaR totaled ¥276.9 billion, with the highest recorded VaR being ¥322.7 billion and the lowest being ¥252.9 billion.
The average daily interest rate VaR by quarter in the six months ended September 30, 2019 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2019	¥301.55
July–September 2019	310.47

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2019 against that as of March 31, 2019, there was a seven percentage point decrease in the Japanese yen from 44% to 37%, an eight percentage point decrease in the euro from 24% to 16%, and a 15 percentage point increase in the U.S. dollar from 32% to 47%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INDEX

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2019	September 30, 2019
ASSETS
Cash and due from banks	¥33,924,340	¥34,248,338
Interest-earning deposits in other banks	40,646,920	39,079,835

Cash, due from banks and interest-earning deposits in other banks	74,571,260	73,328,173

Call loans, funds sold, and receivables under resale agreements	12,084,735	17,294,840
Receivables under securities borrowing transactions	2,758,573	2,873,750
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,512,025 and ¥5,244,371 at March 31, 2019 and September 30, 2019) (including ¥18,597,303 and ¥18,719,078 at March 31, 2019 and September 30, 2019 measured at fair value under fair value option)	40,576,618	43,575,119
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,981,664 and ¥4,647,112 at March 31, 2019 and September 30, 2019)	33,518,503	31,647,120
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥160,828 and ¥130,777 at March 31, 2019 and September 30, 2019) (fair value of ¥4,452,947 and ¥4,257,509 at March 31, 2019 and September 30, 2019)	4,441,901	4,219,827
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,364 and ¥1,889 at March 31, 2019 and September 30, 2019) (including ¥6,413,867 and ¥6,192,613 at March 31, 2019 and September 30, 2019 measured at fair value)	6,977,600	6,893,247

Total investment securities	44,938,004	42,760,194

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥802,185 and ¥683,673 at March 31, 2019 and September 30, 2019)	116,883,941	115,263,410
Allowance for credit losses	(658,184)	(690,673)

Net loans	116,225,757	114,572,737

Premises and equipment—net	973,600	940,681
Customers’ acceptance liability	247,996	250,776
Intangible assets—net	927,196	1,201,401
Goodwill	433,891	616,620
Other assets	11,491,269	11,965,815

Total assets	¥305,228,899	¥309,380,106

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥7	¥35
Interest-earning deposits in other banks	23,655	26,572
Trading account assets	528,690	789,650
Investment securities	1,828,194	1,775,175
Loans	15,545,328	16,456,854
All other assets	294,212	387,508

Total assets of consolidated VIEs	¥18,220,086	¥19,435,794

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2019	September 30, 2019
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥25,222,218	¥25,582,593
Interest-bearing	124,859,036	124,092,317
Overseas offices, principally interest-bearing	49,199,535	48,503,832

Total deposits	199,280,789	198,178,742

Call money, funds purchased, and payables under repurchase agreements	27,674,952	28,912,405
Payables under securities lending transactions	913,087	1,111,362
Due to trust account and other short-term borrowings (including ¥289,755 and ¥300,196 at March 31, 2019 and September 30, 2019 measured at fair value under fair value option)	9,467,025	10,381,757
Trading account liabilities	13,009,492	14,678,972
Bank acceptances outstanding	247,996	250,776
Long-term debt (including ¥325,808 and ¥299,768 at March 31, 2019 and September 30, 2019 measured at fair value under fair value option)	27,990,543	27,649,456
Other liabilities	10,660,267	11,686,597

Total liabilities	289,244,151	292,850,067

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 13,667,770,520 shares and 13,667,770,520 shares at March 31, 2019 and September 30, 2019, with no stated value	2,090,270	2,090,270
Capital surplus	5,577,186	5,580,795
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,094,026	8,553,535
Accumulated other comprehensive income, net of taxes	(284,269)	(404,141)
Treasury stock, at cost—745,921,774 common shares and 742,091,586 common shares at March 31, 2019 and September 30, 2019	(517,236)	(514,765)

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,199,548	15,545,265
Noncontrolling interests	785,200	984,774

Total equity	15,984,748	16,530,039

Total liabilities and equity	¥305,228,899	¥309,380,106

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥20,535	¥34,721
Long-term debt	490,033	472,532
All other liabilities	62,146	84,856

Total liabilities of consolidated VIEs	¥572,714	¥592,109

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2018	2019
Interest income:
Loans, including fees	¥1,236,933	¥1,322,361
Deposits in other banks	83,569	95,288
Investment securities	201,580	223,367
Trading account assets	233,857	251,891
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	62,959	127,604

Total	1,818,898	2,020,511

Interest expense:
Deposits	323,884	439,708
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	142,906	187,285
Due to trust account, other short-term borrowings and trading account liabilities	73,942	89,447
Long-term debt	145,113	166,318

Total	685,845	882,758

Net interest income	1,133,053	1,137,753
Provision for (reversal of) credit losses	(71,060)	102,121

Net interest income after provision for (reversal of) credit losses	1,204,113	1,035,632

Non-interest income:
Fees and commissions income	705,438	698,463
Foreign exchange losses—net	(99,407)	(108,687)
Trading account profits (losses)—net	(332,431)	547,299
Investment securities gains—net (1)	422,998	11,654
Equity in earnings of equity method investees—net	140,014	165,487
Gain on remeasurement of previously held equity method investment	—	41,218
Other non-interest income	63,078	73,729
Total	899,690	1,429,163
Non-interest expense:
Salaries and employee benefits	577,915	591,594
Occupancy expenses—net	88,484	87,768
Fees and commissions expenses	155,522	160,619
Outsourcing expenses, including data processing	137,912	147,839
Depreciation of premises and equipment	44,664	62,395
Amortization of intangible assets	114,484	114,748
Impairment of intangible assets	667	2,334
Insurance premiums, including deposit insurance	46,696	48,220
Communications	29,557	29,582
Taxes and public charges	51,786	46,766
Impairment of g oodwill	—	241,356
Provision for (reversal of) off-balance sheet credit instruments	42,151	(63,342)
Other non-interest expenses	118,198	156,424
Total	1,408,036	1,626,303
Income before income tax expense	695,767	838,492
Income tax expense	143,212	221,171
Net income before attribution of noncontrolling interests	552,555	617,321
Net income (loss) attributable to noncontrolling interests	(696)	779
Net income attributable to Mitsubishi UFJ Financial Group	¥553,251	¥616,542

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2018	2019
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥553,251	¥616,542
Effect of dilutive instruments:
Restricted stock units and performance stock units (2)	(1,962)	(1,460)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥551,289	¥615,082

	Six months ended September 30,
(in thousands)	2018	2019
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	13,123,663	12,938,860
Effect of dilutive instruments:
Stock acquisition rights (2)	484	167

Weighted average common shares for diluted computation	13,124,147	12,939,027

	Six months ended September 30,
(in Yen)	2018	2019
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥42.16	¥47.65
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (2)	42.01	47.54
Cash dividend per common share	10.00	11.00

Notes:
(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2018	2019
Decline in fair value	¥81	¥582
Other comprehensive income—net	4	79

Total credit losses	¥85	¥661

(2)	For the six months ended September 30, 2018
and 2019,

the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2018	2019
Net income before attribution of noncontrolling interests	¥552,555	¥617,321
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	(74,345)	91,456
Net debt valuation adjustments	(2,226)	850
Net unrealized gains ( losses ) on derivatives qualifying for cash flow hedges	(6,843)	9,130
Defined benefit plans	16,495	(8,373)
Foreign currency translation adjustments	25,649	(200,618)

Total	(41,270)	(107,555)

Comprehensive income	511,285	509,766
Net income ( loss ) attributable to noncontrolling interests	(696)	779
Other comprehensive income attributable to noncontrolling interests	6,043	12,317

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥505,938	¥496,670

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2018	2019
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270

Balance at end of period	¥2,090,270	¥2,090,270

Capital surplus:
Balance at beginning of period	¥5,740,165	¥5,577,186
Stock-based compensation	(3,247)	(2,485)
Retirement of common stock	(51,527)	—
Other—net	36	6,094

Balance at end of period	¥5,685,427	¥5,580,795

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥4,945,733	¥8,094,026
Net income attributable to Mitsubishi UFJ Financial Group	553,251	616,542
Cash dividends:
Common stock—¥10.00 per share and ¥11.00 per share in 2018 and 2019	(131,634)	(142,150)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	2,702,242	—
Effect of adopting new guidance on recognition of breakage for certain prepaid stored-value products	1,784	—
Effect of adopting new guidance on leases	—	(14,883)

Balance at end of period	¥8,071,376	¥8,553,535

Accumulated other comprehensive income (loss) , net of taxes:
Balance at beginning of period	¥2,477,315	¥(284,269)
Net change during the period	(47,313)	(119,872)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	(2,702,242)	—

Balance at end of period	¥(272,240)	¥(404,141)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2018	2019
Treasury stock, at cost:
Balance at beginning of period	¥(522,872)	¥(517,236)
Purchases of shares of treasury stock	(60,721)	(21)
Sales of shares of treasury stock	3,730	2,449
Retirement of common stock	51,527	—
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated V I E s , and affiliated companies	65	43

Balance at end of period	¥(528,271)	¥(514,765)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,286,133	¥15,545,265

Noncontrolling interests:
Balance at beginning of period	¥675,633	¥785,200
Initial subscriptions of noncontrolling interests	8,682	84,095
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	7,186	115,025
D ecrease in noncontrolling interests related to deconsolidation of subsidiaries	(21,213)	(1,880)
Net income (loss) attributable to noncontrolling interests	(696)	779
Dividends paid to noncontrolling interests	(12,176)	(7,469)
Other comprehensive income, net of taxes	6,043	12,317
Other—net	47	(3,293)

Balance at end of period	¥663,506	¥984,774

Total equity	¥15,949,639	¥16,530,039

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2018	2019
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥552,555	¥617,321
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	159,148	177,143
Impairment of goodwill	—	241,356
Impairment of intangible assets	667	2,334
Provision for (reversal of) credit losses	(71,060)	102,121
Investment securities gains—net	(422,998)	(11,654)
Foreign exchange losses—net	360,395	296,321
Equity in earnings of equity method investees—net	(140,014)	(165,487)
Provision for deferred income tax expense	68,680	117,448
Decrease (increase) in trading account assets, excluding foreign exchange contracts	73,602	(3,826,916)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(493,461)	2,235,832
Increase in collateral for derivative transactions	(546,434)	(16,491)
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	(60,462)	(54,018)
Other—net	(206,574)	(384,432)
Net cash used in operating activities	(725,956)	(669,122)
Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale debt securities (including proceeds from sales of debt securities under the fair value option)	29,447,103	41,728,624
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(27,222,037)	(39,378,784)
Proceeds from maturities of Held-to-maturity debt securities	377,310	326,466
Purchases of Held-to-maturity debt securities	(723,414)	(192,438)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,069,888	1,442,025
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,264,444)	(1,627,850)
Purchase of common stock in Bank Danamon, an equity method investee of BK	(132,335)	—
Acquisition of Bank Danamon, a subsidiary of BK, net of cash acquired	—	(243,597)
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB, net of cash acquired	—	(249,354)
Net decrease in loans	507,521	789,756
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	289,196	(5,542,176)
Capital expenditures for premises and equipment	(60,694)	(47,119)
Purchases of intangible assets	(135,962)	(157,965)
Proceeds from sales of consolidated VIEs and subsidiaries—net	51,775	29,057
Other—net	58,278	91,756
Net cash provided by ( used in ) investing activities	2,262,185	(3,031,599)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2018	2019
Cash flows from financing activities:
Net increase (decrease) in deposits	(3,513,570)	17,803
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	583,900	1,958,302
Net increase (decrease) in due to trust account and other short-term borrowings	(135,693)	1,060,876
Proceeds from issuance of long-term debt	2,767,744	2,194,947
Repayments of long-term debt	(2,295,485)	(2,425,134)
Proceeds from sales of treasury stock	2,270	1,061
Dividends paid	(131,654)	(142,143)
Payments for acquisition of treasury stock	(59,640)	(21)
Other—net	(32,406)	205,134
Net cash provided by (used in) financing activities	(2,814,534)	2,870,825
Effect of exchange rate changes on cash and cash equivalents	233,918	(410,876)
Net decrease in cash and cash equivalents	(1,044,387)	(1,240,772)
Cash and cash equivalents at beginning of period	75,873,456	74,577,068
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	74,820,970	73,328,173
Restricted cash included in other assets	8,099	8,123
Cash and cash equivalents at end of period	¥74,829,069	¥73,336,296
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥658,461	¥893,453
Income taxes, net of refunds	153,902	(17,473)
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	2,733	9,981
Assets acquired under operating lease arrangements	—	19,490
Acquisition of Bank Danamon, a subsidiary of BK (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	1,811,160
Fair value of liabilities assumed	—	1,242,115
Fair value of noncontrolling interests	—	51,314
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	336,030
Fair value of liabilities assumed	—	71,716

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd., “MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 18 for more information by business segment.
Basis of Financial Statements
The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2019. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Accounting Changes
Disclosure Framework
—
Changes to the Disclosure Requirements for Fair Value Measurement
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements. In addition, the guidance modifies disclosure requirements for investments in certain entities that calculate net asset value and modifies disclosure requirements related to measurement uncertainty. Lastly, the guidance adds disclosure requirements for changes in unrealized gains and losses for the period that are included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the guidance adds disclosure requirements related to the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group early adopted removal disclosure requirements as of March 31, 2019 and will adopt other requirements of this guidance on or prior to the effective date. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations.
Leases—
In February 2016,

the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use
(“ROU”) asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
The MUFG Group adopted this guidance on April 1, 2019 and recorded ¥428
b
illion of
right-of-use
assets and ¥502
b
illion
of lease liabilities on the MUFG Group’s consolidated balance sheet.
T
he adoption resulted in a decrease to retained earnings of ¥15 billion. The adoption of this guidance was not material to the MUFG Group’s results of operations. Prior periods are presented under previous policies. As allowed by the guidance, the MUFG Group elected not to reassess the following at transition: whether existing contracts are or contain leases, and for existing leases, lease classification and initial direct costs.
Premium Amortization on Purchased Callable Debt Securities
—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Targeted Improvements to Accounting for Hedging Activities
—In August 2017, the FASB issued new guidance which better aligns an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, this guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition, this guidance includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This guidance also modifies the requirement to disclose the effect on the income statement of fair value and cash flow hedges, eliminates the requirement to disclose the ineffective portion of the change in fair value of hedging instruments, and requires new tabular disclosures related to cumulative basis adjustments for fair value hedges. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of this guidance. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Improvements to Nonemployee Share-Based Payment Accounting
—In June 2018, the FASB issued new guidance which largely aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this guidance, equity-classified share-based payment awards issued to nonemployees are measured at the grant date, instead of the previous requirement to measure the awards at the earlier of the date at which the performance commitment is reached or the date of performance completion. For awards issued to nonemployees with performance conditions, compensation cost associated with the awards is recognized when achievement of the performance condition is probable, instead of the previous requirement to recognize the costs based on the lowest aggregate fair value. This guidance also eliminates the previous requirement to reassess the classification for certain nonemployee awards upon vesting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of the new revenue standard. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes
—In October 2018, the FASB issued new guidance which permits use of the Overnight Index Swap (“OIS”) rate based on Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the interest rates on direct Treasury obligations of the U.S. government, the London Interbank Offered Rate (“LIBOR”), the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association Municipal Swap Rate. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period upon issuance of this guidance if an entity already has adopted the new hedge accounting standard. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Simplifying the Test for Goodwill Impairment
—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates Step 2 and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group early adopted this guidance in connection with an interim quantitative impairment test of goodwill during the six months ended September 30, 2019. Under this guidance, the quantitative impairment test is performed by comparing the carrying amount of a reporting unit with its fair value, and an impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. See Note 5 for details of the goodwill impairment.
Recently Issued Accounting Pronouncements
Measurement of Credit Losses on Financial Instruments
—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale
debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.
In April 2019 and November 2019, the FASB issued additional guidance to improve certain aspects of this guidance. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is continuing to evaluate what effect the guidance above will have on its consolidated financial statements, related disclosures and internal controls. The MUFG Group’s implementation efforts include assessing the impact, developing and refining credit forecasting models and processes.
Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated other comprehensive income (loss) (“Accumulated OCI”) expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its disclosures.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract—
In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use
software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, apply the existing impairment guidance on internal-use
software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related
items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures
.

2.    BUSINESS DEVELOPMENTS

Acquisition of shares in Bank Danamon in Indonesia

On December
26, 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”) to acquire their 73.8% equity interests in an Indonesian bank, PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals
.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, small and medium enterprise (“SME”) and corporate customers, with a network of around 900 offices in Indonesia
.
MUFG Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies seeking to expand into the region. This investment is also expected to strategically allow MUFG Bank to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.
This strategic investment by MUFG Bank was executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction resulted in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.
In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70
(1)
) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion
(1)
). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as
Available-for-sale
securities on the acquisition date.
In Step 2, MUFG Bank acquired an additional 20.1% equity interest in Danamon from the Sellers on August 3, 2018, based on a price of IDR 8,921 (approximately ¥
69
(2)
) per share, for an investment amount of

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
IDR 17,187 billion (approximately ¥132.3 billion
(2)
). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018 with certain adjustments applied. As a result, equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting for its investment in Danamon during the six months ended September 30, 2018.
In Step 3, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders on April 29, 2019, based on a price of IDR 9,590 (approximately ¥77
(3)
) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion)
 in cash
. As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. The MUFG Group recorded goodwill of ¥254,271 million
, none of which is deductible for income tax purpos
es
 and intangible assets of ¥146,899 million. The MUFG Group also recorded noncontrolling interests of ¥51,314 million at fair value determined by a quoted market price as of the acquisition date. The equity interest in Danamon held by MUFG Bank immediately before the acquisition date was remeasured to the fair value of ¥271,830
m
illion based on the quoted market price, resulting in recognition of profits
of ¥41,218 million. During the six months ended September 30, 2019, the MUFG Group incurred ¥869 million of acquisition-related costs. These expenses are included in Other non-interest
expenses in the accompanying condensed consolidated statements of income for the six months ended September 30, 2019. The revenue and earnings of

Danamon and its subsidiaries since the acquisition date were ¥41,745 million and ¥223 million for the six months ended September

30, 2019. In addition, MUFG Bank acquired an additional 92.1% equity interest in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33
(3)
) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.
On May 1, 2019, MUFG Bank made BNP merged into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

Notes:	(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084
	(2)	Calculated based on the exchange rate of IDR1 = ¥0.0077
	(3)	Calculated based on the exchange rate of IDR1 = ¥ 0.0080

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Danamon and its subsidiaries as of the acquisition date:

(in millions)
Loans	¥1,086,638
Intangible assets (1)	146,899
Total assets	1,728,480
Deposits—Total deposits	915,075
Total liabilities	1,242,115

Note:	(1)
Intangible assets with weighted average amortization period of
13.2

years
primarily include ¥
79,552
million of
customer
relationship
s
with weighted average amortiz
a
tion
period of 13.1 years
and ¥
44,140
million of core deposit intangibles with weighted average amortization period of
10.1
years.

Included in the table above are loans with fair values totaling ¥1,068,906 million, which were not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. As of the acquisition date, the gross contractual amounts receivable for these loans totaled ¥1,082,422 million, of which ¥34,363 million is not expected to be collected.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations as if the acquisition of Danamon had occurred on April 1, 2018:

	Six months ended September 30,
	2018	2019
	(in millions)
Statement of income data:
Net interest income	¥68,378	¥61,073
Non-interest income—Total	13,837	14,387
Net income attributable to Mitsubishi UFJ Financial Group	8,058	7,420

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments such as intangible assets subject to amortization of ¥5,796 million and ¥5,723 million for the six months ended September 30, 2018 and 2019, respectively.
Acquisition of Colonial First State Global Asset Management
On August 2, 2019, Mitsubishi UFJ Trust and Banking acquired 100% of the shares in each nine subsidiaries of Colonial First State Group Limited, for ¥297,217 million in cash, and recognized additional liabilities of ¥14,960 million,

with pending purchase price adjustments, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary, Colonial First State Group Limited, and thereby provisionally recorded goodwill of ¥
184,043

million, none of which is deductible for income tax purposes and intangible assets of ¥
102,315

million with weighted average amortization period of 18.8 years primarily include ¥97,117 million of customer relationships with weighted average amortization period of 18.0 years. These nine subsidiaries collectively, including their subsidiaries, had represented the global asset management business of Colonial First State Global Asset Management, and were renamed First Sentier Investors (“FSI”) on September 16,
2019. There were
no
revenues or expenses since the acquisition date for the six months ended September 30, 2019.
The MUFG Group is seeking the opportunities to enhance its competitive edge as well as expanding its client base globally in asset management business. The acquisition of FSI is a milestone to strengthen its capability and that is the reason such goodwill was paid which is allocated to the segment of Asset Management & Investor Services Business Group. The MUFG Group will continue to respond to customer expectations by leveraging the advantages and brands of FSI as well as the MUFG Group’s original asset management arms, aiming to become an asset management service provider with a global presence.
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information relative to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition.
During the six months ended September 30, 2019, the MUFG Group incurred ¥3,744 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying condensed consolidated statements of income for the six months ended September 30, 2019. Total assets acquired amounted to ¥194,012 million, including cash and bank deposits of ¥42,019 million and intangible assets of ¥102,315 million,
and total liabilities assumed amounted to ¥45,418 million, including accrued bonuses of ¥20,958 million.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Pro forma statements of income
The following unaudited pro forma statements of income present the results of operations as if the acquisition of FSI had occurred on April 1, 2018:

	Six months ended September 30,
	2018	2019
	(in millions)
Statement of income data:
Non-interest income—Total	¥42,222	¥35,294
Net income attributable to Mitsubishi UFJ Financial Group	9,375	7,479

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to
intangible assets subject to amortization of ¥3,238 million and ¥2,952 million for the six months ended September 30, 2018 and 2019, respectively.
Acquisition of DVB Bank SE’s Aviation Finance Division
On March 1, 2019, MUFG Bank and its consolidated subsidiary, BOT Lease Co., Ltd. (“BOT Lease”), entered into an agreement with DVB Bank SE (“DVB”) to transfer DVB’s aviation finance division to MUFG Bank and BOT Lease, subject to applicable regulatory and other approvals and certain conditions. Under the agreement, the entire aviation finance client lending portfolio, employees, and other parts of the operating infrastructure will be transferred to MUFG Bank. In addition, DVB’s aviation investment management and asset management businesses will be transferred to a newly established subsidiary of BOT Lease.
The purpose of the transaction is to improve the MUFG Group’s ability to offer bespoke solutions to its clients by enhancing its global corporate investment banking business platform in terms of higher returns, diversifying its portfolio, broadening its customer base, and securing experienced professionals.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2019 and September 30, 2019:

At March 31, 2019:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,748,558	¥330,115	¥977		¥24,077,696
Japanese prefectural and municipal bonds	2,203,978	22,593	5		2,226,566
Foreign government and official institution bonds	2,648,874	18,099	25,554		2,641,419
Corporate bonds	1,117,302	14,251	822		1,130,731
Residential mortgage-backed securities	1,635,220	1,469	21,338		1,615,351
Commercial mortgage-backed securities	132,996	310	2,351		130,955
Asset-backed securities	1,494,629	10,846	2,553		1,502,922
Other debt securities (1)	192,930	2,851	2,918		192,863

Total	¥33,174,487	¥400,534	¥56,518		¥33,518,503
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,701	¥41,619	¥—		¥1,142,320
Foreign government and official institution bonds	138,731	193	212		138,712
Residential mortgage-backed securities	910,990	1,209	21,202	(2)	890,997
Commercial mortgage-backed securities	160,267	1,903	2,032	(2)	160,138
Asset-backed securities	2,131,212	1,415	11,847		2,120,780

Total	¥4,441,901	¥46,339	¥35,293		¥4,452,947

Notes:	(1)	Other debt securities in the table above mainly include ¥ 112,822 million of private placement debt conduit bonds.
(2)
MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥
10,591
 million and ¥
4,667
 million, respectively, at March 31, 2019 and are not included in the table above.

F-1
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2019:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥21,345,842	¥360,037	¥11,051		¥21,694,828
Japanese prefectural and municipal bonds	2,537,868	22,897	251		2,560,514
Foreign government and official institution bonds	2,660,491	45,464	3,594		2,702,361
Corporate bonds	1,203,227	14,818	333		1,217,712
Residential mortgage-backed securities	1,655,995	7,473	5,565		1,657,903
Commercial mortgage-backed securities	162,997	5,330	13		168,314
Asset-backed securities	1,483,711	10,036	1,044		1,492,703
Other debt securities (1)	151,507	3,152	1,874		152,785

Total	¥31,201,638	¥469,207	¥23,725		¥31,647,120

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,638	¥46,492	¥—		¥1,147,130
Foreign government and official institution bonds	97,068	144	377		96,835
Residential mortgage-backed securities	830,192	10,169	3,386	(2)	836,975
Commercial mortgage-backed securities	140,589	3,459	792	(2)	143,256
Asset-backed securities	2,051,340	1,611	19,638		2,033,313

Total	¥4,219,827	¥61,875	¥24,193		¥4,257,509

Notes:	(1)	Other debt securities in the table above mainly include ¥ 87,626 million of private placement debt conduit bonds.
(2)
MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥
9,500
 million and ¥
3,708
 million, respectively, at September 30, 2019 and are not included in the table above.

F-
20

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Contractual Maturities
The amortized cost and fair values of
Held-to-maturity
debt securities and the fair values of
Available-for-sale
debt securities at September 30, 2019 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥53,532	¥53,593	¥13,671,457
Due from one year to five years	916,865	954,658	7,024,193
Due from five years to ten years	874,560	882,891	5,174,748
Due after ten years	2,374,870	2,366,367	5,776,722

Total	¥4,219,827	¥4,257,509	¥31,647,120

Realized Gains and Losses
For the six months ended September 30, 2018 and 2019, gross realized gains on sales of
Available-for-sale
debt securities were ¥23,746 million and ¥61,039 million, respectively, and gross realized losses on sales of
Available-for-sale
debt securities were ¥9,495 million and ¥15,800 million, respectively.
Other-than-temporary Impairments of Investment Securities
For the six months ended September 30, 2018 and 2019, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥85 million and ¥661 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income.

These losses were recorded from Available-for-sale debt securities which mainly comprised of corporate bonds for the six months ended September 30, 2018 and 2019.

F-
2
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2019 and September 30, 2019 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2019:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥4,149,302	¥976	¥5,599	¥1	¥4,154,901	¥977	39
Japanese prefectural and municipal bonds	12,772	5	—	—	12,772	5	4
Foreign government and official institution bonds	397,718	1,125	1,160,671	24,429	1,558,389	25,554	179
Corporate bonds	163,615	776	79,758	46	243,373	822	92
Residential mortgage-backed securities	316,942	1,757	648,353	19,581	965,295	21,338	536
Commercial mortgage-backed securities	42,126	678	57,167	1,673	99,293	2,351	104
Asset-backed securities	164,738	2,553	—	—	164,738	2,553	87
Other debt securities	77,660	549	37,027	2,369	114,687	2,918	38

Total	¥5,324,873	¥8,419	¥1,988,575	¥48,099	¥7,313,448	¥56,518	1,079

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥—	¥—	¥55,084	¥212	¥55,084	¥212	10
Residential mortgage-backed securities	74,180	1,199	798,165	20,003	872,345	21,202	457
Commercial mortgage-backed securities	3,154	37	155,011	1,995	158,165	2,032	32
Asset-backed securities	1,423,048	10,196	241,233	1,651	1,664,281	11,847	102

Total	¥1,500,382	¥11,432	¥1,249,493	¥23,861	¥2,749,875	¥35,293	601

F-2
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2019:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥3,144,915	¥11,051	¥—	¥—	¥3,144,915	¥11,051	29
Japanese prefectural and municipal bonds	140,429	251	—	—	140,429	251	47
Foreign government and official institution bonds	271,032	152	488,282	3,442	759,314	3,594	95
Corporate bonds	80,808	332	6,982	1	87,790	333	45
Residential mortgage-backed securities	127,244	631	440,122	4,934	567,366	5,565	423
Commercial mortgage-backed securities	3,411	3	3,523	10	6,934	13	10
Asset-backed securities	118,876	750	28,296	294	147,172	1,044	80
Other debt securities	35,829	23	31,929	1,851	67,758	1,874	22

Total	¥3,922,544	¥13,193	¥999,134	¥10,532	¥4,921,678	¥23,725	751

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥33,013	¥360	¥26,901	¥17	¥59,914	¥377	12
Residential mortgage-backed securities	103,117	14	625,441	3,372	728,558	3,386	394
Commercial mortgage-backed securities	—	—	138,479	792	138,479	792	30
Asset-backed securities	1,409,643	16,083	323,507	3,555	1,733,150	19,638	70

Total	¥1,545,773	¥16,457	¥1,114,328	¥7,736	¥2,660,101	¥24,193	506

Evaluating Investment Securities for Other-than-temporary Impairments
The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.
Corporate bonds
As of September 30, 2019, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public
companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

F-2
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which other-than-temporary impairment (“OTTI”) occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold.

	Six months ended September 30,
	2018	2019
	(in millions)
Balance at beginning of period	¥3,498	¥1,761

Additions:
Initial credit impairments	34	661
Subsequent credit impairments	51	—

Reductions:
Securities sold or matured	(233)	(296)

Balance at end of period	¥3,350	¥2,126

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2018 and 2019 were ¥1,826 million and ¥1,298 million, respectively. Of which, the credit loss components recognized in earnings were ¥3,350 million and ¥2,126 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥1,524 million and ¥828 million at September 30, 2018 and 2019, respectively.
Residential mortgage-backed securities
As of September 30, 2019, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group analyzed that no OTTI was identified on such securities as of September 30, 2019 and no impairment loss has been recorded because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of September 30, 2019, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of September 30, 2019 and no impairment loss has been recorded.
Other debt securities
As of September 30, 2019, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher

F-2
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying condensed consolidated statements of income.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2018 and 2019.

	Six months ended September 30,
	2018	2019
	(in millions)
Net gains (losses) recognized during the period (1)	¥411,720	¥(36,019)
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	12,470	(9,960)

Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥399,250	¥(26,059)

Note:	(1)	Included in Investment securities gains—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities held at March 31, 2019 and September 30, 2019.

	March 31, 2019	September 30, 2019
	(in millions)
Measurement alternative balance	¥563,733	¥700,634
The related adjustments for these securities during the six months ended September 30, 2018 and 2019 were as follow.

	Six months ended September 30,
	2018	2019
	(in millions)
Measurement alternative impairment losses (1)(4)	¥(479)	¥(1,402)
Measurement alternative downward changes for observable prices (1)(2)(3)(5)	¥—	¥(953)
Measurement alternative upward changes for observable prices (1)(2)(3)(6)	¥8,492	¥162

Notes:	(1)	Included in Investment securities gains—net.
(2)
Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

F-2
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(3)
The MUFG Group applied measurement alternative
downward or

upward

changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

(4)	The cumulative impairment losses at March 31, 2019 and September 30, 2019 were ¥ 2,292 million and ¥ 3,325 million, respectively.
(5)	The cumulative downward changes for observable prices at March 31, 2019 and September 30, 2019 were nil and ¥953 million, respectively.
(6)	The cumulative upward changes for observable prices at March 31, 2019 and September 30, 2019 were ¥ 53,077 million and ¥ 28,405 million, respectively.
4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at March 31, 2019 and September 30, 2019 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2019	September 30, 2019
	(in millions)
Domestic:
Manufacturing	¥11,153,996	¥11,135,322
Construction	717,664	700,550
Real estate	11,706,419	11,566,390
Services	2,653,191	2,632,130
Wholesale and retail	7,643,397	7,335,637
Banks and other financial institutions (1)	5,213,020	5,086,664
Communication and information services	1,510,596	1,526,814
Other industries	8,756,483	8,576,044
Consumer	15,802,024	15,542,007

Total domestic	65,156,790	64,101,558

Foreign:
Governments and official institutions	841,695	763,483
Banks and other financial institutions (1)	11,641,373	11,068,930
Commercial and industrial	31,951,169	31,438,990
Other	7,597,502	8,209,329

Total foreign	52,031,739	51,480,732

Unearned income, unamortized premiums—net and deferred loan fees—net	(304,588)	(318,880)

Total (2)	¥116,883,941	¥115,263,410

Notes:	(1)
Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

	(2)	The above table includes loans held for sale of ¥ 291,794 million at March 31, 2019 and ¥ 393,781 million at September 30, 2019, respectively.
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2019 for further information.

F-2
6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2019 for further information.
The nonaccrual loans by class at March 31, 2019 and September 30, 2019 is shown below:

	March 31, 2019	September 30, 2019
	(in millions)
Commercial
Domestic	¥272,777	¥291,435
Manufacturing	65,896	68,232
Construction	9,813	8,944
Real estate	23,152	20,966
Services	26,188	49,172
Wholesale and retail	94,531	96,017
Banks and other financial institutions	898	860
Communication and information services	11,955	11,449
Other industries	25,406	22,572
Consumer	14,938	13,223
Foreign	111,002	101,241
Residential	68,499	65,819
Card	61,419	62,246
MUAH	46,549	55,635
Krungsri	127,424	130,831
Other	—	20,107
Total (1)	¥687,670	¥727,314

Note:	(1)
The above table does not include loans held for sale of ¥
12,702
million and ¥
11,759
 million at March 31, 2019 and September 30, 2019, respectively, and loans acquired with deteriorated credit quality of ¥
6,284
million and ¥
12,462

million, at March 31, 2019 and September 30, 2019, respectively.

F-2
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impaired Loans
The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2019 and September 30, 2019:

	Recorded Loan Balance
At March 31, 2019:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥560,474	¥157,465	¥717,939	¥759,399	¥227,004
Manufacturing	349,597	28,189	377,786	384,306	92,919
Construction	8,366	5,975	14,341	14,779	6,574
Real estate	20,848	29,961	50,809	55,943	5,704
Services	30,239	13,020	43,259	46,838	20,059
Wholesale and retail	118,253	45,620	163,873	175,714	84,503
Banks and other financial institutions	1,012	21	1,033	1,033	830
Communication and information services	8,794	6,929	15,723	16,587	6,817
Other industries	13,772	17,989	31,761	38,342	6,874
Consumer	9,593	9,761	19,354	25,857	2,724
Foreign	127,521	34,484	162,005	183,133	85,966
Loans acquired with deteriorated credit quality	8,136	—	8,136	14,990	5,450
Residential (4)	97,176	6,495	103,671	120,526	14,357
Card (4)	64,691	330	65,021	72,226	21,829
MUAH (4)	46,552	23,208	69,760	83,300	8,294
Krungsri (4)	57,066	26,193	83,259	90,377	28,254

Total (3)	¥961,616	¥248,175	¥1,209,791	¥1,323,951	¥391,154

F-2
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2019:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥564,458	¥152,097	¥716,555	¥755,988	¥235,107
Manufacturing	346,580	30,272	376,852	383,364	90,210
Construction	7,566	5,498	13,064	13,282	5,790
Real estate	17,133	28,563	45,696	50,856	4,856
Services	49,565	14,824	64,389	68,261	35,299
Wholesale and retail	117,234	39,960	157,194	167,279	83,897
Banks and other financial institutions	937	42	979	979	773
Communication and information services	8,471	6,439	14,910	16,147	6,640
Other industries	8,625	18,644	27,269	33,708	5,243
Consumer	8,347	7,855	16,202	22,112	2,399
Foreign	134,365	36,966	171,331	191,514	92,694
Loans acquired with deteriorated credit quality	7,103	—	7,103	14,367	5,086
Residential (4)	91,551	6,595	98,146	114,610	13,766
Card (4)	64,906	337	65,243	72,511	19,830
MUAH (4)	52,873	30,611	83,484	103,903	9,018
Krungsri (4)	65,819	26,481	92,300	99,254	29,878
Other (4)	16,054	—	16,054	16,622	1,210
Total (3)	¥997,129	¥253,087	¥1,250,216	¥1,368,769	¥406,589

Notes:	(1)
These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.

	(2)
Included in impaired loans at March 31, 2019 and September 30, 2019 are accrual TDRs as follows: ¥
497,013
million and ¥495,371 million—Commercial; ¥
34,449
million and ¥
31,715
million—Residential; ¥
26,183
 million and ¥25,606 million—Card; ¥
33,155
 million and ¥38,127 million—MUFG Americas Holdings; ¥
26,851
 million and ¥
34,213
million—Krungsri; and nil

and ¥4,512 million—Other, respectively.

	(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥12,702 million and ¥14,554 million at March 31, 2019 and September 30, 2019, respectively.
	(4)	Impaired Loans for Residential, Card, MUAH, Krungsri and Other segments in the above table include loans acquired with deteriorated credit quality.

F-2
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2018 and 2019:

	2018		2019
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥796,431	¥5,846	¥717,249	¥5,151
Manufacturing	392,695	2,787	377,319	2,558
Construction	16,393	162	13,704	116
Real estate	61,434	544	48,253	452
Services	51,767	420	53,824	390
Wholesale and retail	175,516	1,385	160,534	1,248
Banks and other financial institutions	1,474	4	1,007	3
Communication and information services	25,854	246	15,317	159
Other industries	48,080	91	29,515	93
Consumer	23,218	207	17,776	132
Foreign	153,708	1,598	163,110	1,359
Loans acquired with deteriorated credit quality	7,648	194	7,636	113
Residential	108,914	856	100,910	700
Card	66,762	857	65,132	651
MUAH	66,505	955	84,488	1,025
Krungsri	83,239	2,640	88,624	2,828
Other	—	—	4,066	66
Total	¥1,283,207	¥12,946	¥1,231,215	¥11,893

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

F-
30

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2018 and 2019:

	2018	2019
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥670,255	¥617,651
Additions (new accrual TDR status) (1)	40,021	83,196
Transfers to other impaired loans (including nonaccrual TDRs)	(9,623)	(16,694)
Loans sold	(26)	—
Principal payments and other	(46,855)	(54,609)

Balance at end of period (1)	¥653,772	¥629,544

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥660,868	¥592,140
Additions (new other impaired loans (including nonaccrual TDRs) status) (1)(2)	97,596	192,692
Charge-off	(28,410)	(20,679)
Transfers to accrual TDRs	(14,548)	(31,522)
Loans sold	(2,496)	(14,113)
Principal payments and other	(112,026)	(97,846)

Balance at end of period (1)	¥600,984	¥620,672

Notes:	(1)
For the six months ended September 30, 2018, lease receivables of ¥
538
million and ¥
50
million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥
3,642
million and ¥
1,135
million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2018. For the six months ended September 30, 2019, lease receivables of ¥
918
million and ¥
228
million in the Krungsri

segment, and ¥69 million and
nil
in the Other

segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥
5,037
million and ¥
3,529
million

in the Krungsri segment, and ¥68 million and
nil
in the Other segment
 are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2019.

(2)
Included in the additions of other impaired loans for the six months ended September 30, 2018 and 2019 are nonaccrual TDRs as follows: ¥6,870 million and ¥7,741 million—Card; ¥9,809 million and ¥7,904 million—MUFG Americas Holdings; ¥6,499 million and ¥4,478 million—
Krungsri; and nil

and ¥478 million—Other, respectively.

F-
3
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2018 and 2019:

	2018			2019
	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥20,440	¥20,440	¥1,643	¥20,607	¥20,607	¥6,342
Manufacturing	4,594	4,594	74	9,120	9,120	2,544
Construction	43	43	—	42	42	—
Real estate	561	561	—	254	254	—
Services	1,505	1,505	436	2,422	2,422	2
Wholesale and retail	12,240	12,240	615	7,779	7,779	3,708
Banks and other financial institutions	—	—	—	—	—	—
Communication and information services	156	156	518	240	240	—
Other industries	312	312	—	615	615	—
Consumer	1,029	1,029	—	135	135	88
Foreign	5,649	5,649	—	29,360	29,360	—
Loans acquired with deteriorated credit quality	—	—	—	—	—	—
Residential (1)(3)	4,235	4,235	83	3,215	3,215	27
Card (2)(3)	10,382	9,953	1,810	11,900	11,362	1,825
MUAH (2)(3)	11,621	11,621	199	18,766	18,656	4,572
Krungsri (2)(3)	11,889	11,889	3,545	16,724	16,695	3,815
Other (2)	—	—	—	5,117	5,117	—

Total	¥64,216	¥63,787	¥7,280	¥105,689	¥105,012	¥16,581

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUFG Americas Holdings , Krungsri and Other segments include accrual and nonaccrual loans.
	(3)
For the six months ended September 30, 2018, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments, and reduction in the stated rate was the primary concession type in the Card segment. For the six months ended September 30, 2019, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, reduction in the stated rate was the primary concession type in the Card segment, and some combination thereof were the primary concession type in the MUFG Americas Holdings and Krungsri segments.

F-3
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions)
Commercial (1)
Domestic	¥445,312	¥425,231
Manufacturing	311,890	308,620
Construction	4,591	4,176
Real estate	27,657	24,730
Services	17,135	15,257
Wholesale and retail	69,350	61,182
Banks and other financial institutions	135	120
Communication and information services	3,780	3,468
Other industries	6,357	4,699
Consumer	4,417	2,979
Foreign	51,701	70,140
Residential (1)	34,449	31,715
Card (2)	65,021	65,243
MUAH (2)	48,128	58,063
Krungsri (2)	62,980	72,333
Other (2)	—	5,052
Total	¥707,591	¥727,777

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans and do not include nonaccrual loans.
(2)
TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2019 and September 30, 2019 are nonaccrual TDRs as follows: ¥
38,838
 million and ¥
39,637
million—Card; ¥
14,973
 million and ¥
19,936
million—MUFG Americas Holdings; ¥
31,069
 million and ¥
33,083
million—Krungsri
;
 and

nil

and ¥
472
million—Other, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification
outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2018 and 2019 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

F-3
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUFG Americas Holdings, Krungsri and Other
segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
Credit Quality Indicator
Credit quality indicators of loans by class at March 31, 2019 and September 30, 2019 are shown below:

At March 31, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥49,391,991	¥1,242,075	¥217,745	¥50,851,811
Manufacturing	10,819,594	279,801	47,968	11,147,363
Construction	672,152	37,236	7,857	717,245
Real estate	11,403,613	222,791	22,515	11,648,919
Services	2,436,489	174,784	19,953	2,631,226
Wholesale and retail	7,240,801	329,249	68,736	7,638,786
Banks and other financial institutions	5,199,889	7,654	898	5,208,441
Communication and information services	1,465,652	34,542	10,172	1,510,366
Other industries	8,610,464	119,581	24,947	8,754,992
Consumer	1,543,337	36,437	14,699	1,594,473
Foreign	35,418,267	562,854	112,103	36,093,224
Loans acquired with deteriorated credit quality	11,622	10,833	3,790	26,245

Total	¥84,821,880	¥1,815,762	¥333,638	¥86,971,280

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,661,794	¥66,290	¥13,728,084
Card	¥516,983	¥61,599	¥578,582

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
	(in millions)
MUAH	¥4,752,021	¥15,540	¥4,699,698	¥51,948	¥88,356	¥9,607,563

F-3
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in millions)
Krungsri	¥5,682,245	¥199,070	¥129,222	¥6,010,537

At September 30, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥48,621,489	¥1,121,861	¥211,209	¥49,954,559
Manufacturing	10,772,765	277,025	44,962	11,094,752
Construction	659,171	33,812	7,191	700,174
Real estate	11,308,023	184,868	20,665	11,513,556
Services	2,437,279	155,459	21,235	2,613,973
Wholesale and retail	6,957,169	289,119	72,255	7,318,543
Banks and other financial institutions	5,053,997	7,332	860	5,062,189
Communication and information services	1,484,370	32,607	9,614	1,526,591
Other industries	8,442,000	109,763	21,522	8,573,285
Consumer	1,506,715	31,876	12,905	1,551,496
Foreign	33,355,422	547,441	97,932	34,000,795
Loans acquired with deteriorated credit quality	10,708	9,958	2,826	23,492

Total	¥81,987,619	¥1,679,260	¥311,967	¥83,978,846

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,451,371	¥63,697	¥13,515,068
Card	¥506,130	¥62,398	¥568,528

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
	(in millions)
MUAH	¥4,738,147	¥14,983	¥4,586,635	¥82,567	¥100,355	¥9,522,687

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in millions)
Krungsri	¥6,156,695	¥207,183	¥132,678	¥6,496,556

	Accrual	Nonaccrual	Total (1)
	(in millions)
Other	¥1,078,936	¥27,309	¥1,106,245

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)
Total loans of MUFG Americas Holdings do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans which are not individually rated totaling ¥689 million and ¥579 million at March 31, 2019 and September 30, 2019, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

F-3
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2019.
For the Commercial, Residential and Card segments, credit quality indicators at March
31
,
2019
and September
30
,
2019
are based on information as of March
31
,
2019
and September
30
,
2019
,
respectively
. For the MUFG Americas
Holdings, Krungsri and Other segments, credit quality indicators at March 31, 2019 and September 30, 2019 are generally based on information as of December 31, 2018 and June 30, 2019, respectively.
Past Due Analysis
Ages of past due loans by class at March 31, 2019 and September 30, 2019 are shown below:

At March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥11,551	¥30,648	¥42,199	¥50,809,612	¥50,851,811	¥6,900
Manufacturing	1,597	3,036	4,633	11,142,730	11,147,363	—
Construction	218	60	278	716,967	717,245	1
Real estate	2,034	4,256	6,290	11,642,629	11,648,919	2,524
Services	778	569	1,347	2,629,879	2,631,226	1
Wholesale and retail	2,791	2,390	5,181	7,633,605	7,638,786	62
Banks and other financial institutions	—	21	21	5,208,420	5,208,441	—
Communication and information services	411	758	1,169	1,509,197	1,510,366	—
Other industries	365	13,037	13,402	8,741,590	8,754,992	—
Consumer	3,357	6,521	9,878	1,584,595	1,594,473	4,312
Foreign	10,881	19,993	30,874	36,062,350	36,093,224	236
Residential	62,686	16,615	79,301	13,641,449	13,720,750	6,584
Card	17,203	30,568	47,771	527,421	575,192	—
MUAH	28,696	10,827	39,523	9,557,501	9,597,024	2,287
Krungsri	126,313	106,777	233,090	5,771,541	6,004,631	—

Total	¥257,330	¥215,428	¥472,758	¥116,369,874	¥116,842,632	¥16,007

F-3
6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥10,355	¥35,204	¥45,559	¥49,909,000	¥49,954,559	¥5,800
Manufacturing	1,367	1,744	3,111	11,091,641	11,094,752	2
Construction	26	97	123	700,051	700,174	—
Real estate	1,311	3,828	5,139	11,508,417	11,513,556	1,736
Services	1,317	1,156	2,473	2,611,500	2,613,973	31
Wholesale and retail	2,730	7,640	10,370	7,308,173	7,318,543	—
Banks and other financial institutions	—	21	21	5,062,168	5,062,189	—
Communication and information services	199	864	1,063	1,525,528	1,526,591	7
Other industries	79	14,205	14,284	8,559,001	8,573,285	—
Consumer	3,326	5,649	8,975	1,542,521	1,551,496	4,024
Foreign	16,252	17,417	33,669	33,967,126	34,000,795	21
Residential	56,580	16,082	72,662	13,435,300	13,507,962	6,096
Card	16,599	30,340	46,939	518,427	565,366	—
MUAH	36,588	19,706	56,294	9,458,170	9,514,464	1,374
Krungsri	131,259	110,259	241,518	6,249,090	6,490,608	—
Other	17,960	18,745	36,705	1,055,502	1,092,207	—
Total	¥285,593	¥247,753	¥533,346	¥114,592,615	¥115,125,961	¥13,291

Note:	(1)
Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Allowance for Credit Losses
Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2018 and 2019 are shown below:

Six months ended September 30, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124
Provision for (reversal of) credit losses	(104,297)	(1,651)	12,400	1,423	21,065	(71,060)
Charge-offs	22,432	1,648	12,401	7,909	30,213	74,603
Recoveries	6,616	416	500	1,448	10,119	19,099

Net charge-offs	15,816	1,232	11,901	6,461	20,094	55,504
Others (1)	3,368	—	—	(1,274)	(5,045)	(2,951)

Balance at end of period	¥374,353	¥39,663	¥32,618	¥47,453	¥140,522	¥634,609

F-3
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥—	¥658,184
Provision for credit losses	28,388	130	14,456	17,950	24,902	16,295	102,121
Charge-offs	29,033	2,093	12,715	16,266	36,240	6,223	102,570
Recoveries	15,612	355	721	2,791	11,115	2,420	33,014

Net charge-offs	13,421	1,738	11,994	13,475	25,125	3,803	69,556
Others (1)	(3,410)	—	—	(1,613)	3,568	1,379	(76)

Balance at end of period	¥401,172	¥37,018	¥35,012	¥55,443	¥148,157	¥13,871	¥690,673

Note:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2019 and September 30, 2019 are shown below:

At March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥312,970	¥14,175	¥21,829	¥8,294	¥28,254	¥385,522
Collectively evaluated for impairment	63,366	23,413	10,708	44,282	116,529	258,298
Loans acquired with deteriorated credit quality (2)	13,279	1,038	13	5	29	14,364

Total	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Loans:
Individually evaluated for impairment	¥879,944	¥102,948	¥64,752	¥69,760	¥83,259	¥1,200,663
Collectively evaluated for impairment	86,065,091	13,617,802	510,440	9,527,264	5,921,372	115,641,969
Loans acquired with deteriorated credit quality (2)	26,245	7,334	3,390	11,228	5,906	54,103

Total (1)	¥86,971,280	¥13,728,084	¥578,582	¥9,608,252	¥6,010,537	¥116,896,735

F-3
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥327,801	¥13,597	¥19,830	¥9,018	¥29,878	¥462	¥400,586
Collectively evaluated for impairment	61,397	22,159	15,175	46,420	118,251	12,660	276,062
Loans acquired with deteriorated credit quality (2)	11,974	1,262	7	5	28	749	14,025

Total	¥401,172	¥37,018	¥35,012	¥55,443	¥148,157	¥13,871	¥690,673

Loans:
Individually evaluated for impairment	¥887,886	¥97,534	¥65,004	¥83,484	¥92,300	¥8,901	¥1,235,109
Collectively evaluated for impairment	83,067,468	13,410,428	500,362	9,430,980	6,398,308	1,083,306	113,890,852
Loans acquired with deteriorated credit quality (2)	23,492	7,106	3,162	8,802	5,948	14,038	62,548

Total (1)	¥83,978,846	¥13,515,068	¥568,528	¥9,523,266	¥6,496,556	¥1,106,245	¥115,188,509

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Loans acquired with deteriorated credit quality in the above table include impaired loans which are individually evaluated for impairment.

The MUFG Group sold ¥590 billion and ¥816 billion of loans within the Commercial segment during the six months ended September 30, 2018 and 2019, respectively.

F-3
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

5.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions)
Balance at beginning of period
Goodwill (1)	¥633,452	¥626,009
Accumulated impairment losses (1)	(192,118)	(192,118)

	441,334	433,891
Goodwill acquired during the six months (2)	—	446,643
Impairment loss	—	(241,356)
Foreign currency translation adjustments and other	(10,179)	(22,558)

Balance at end of period
Goodwill	623,273	1,050,094
Accumulated impairment losses	(192,118)	(433,474)

	¥431,155	¥616,620

Note s :	(1)	Goodwill originally recognized was ¥1,900,019 million, which has been fully impaired before April 1, 201 8 .
	(2)	See Note 2 for the goodwill acquired in connection with acquisitions.

The impairment losses on goodwill for the six months ended September 30, 2019 w ere
¥241,356
million and relating to Danamon reporting unit, which is included in impairment of goodwill in the accompanying condensed consolidated statements of income. In determining the acquisition price of Bank Danamon, the results of multiple valuation techniques were considered with an expectation to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia. After the acquisition of Danamon by MUFG Bank, Danamon’s market capitalization decreased. As a result, the fair value of the reporting unit as an exit price was measured on June 30, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit, including goodwill, reflecting a reduction in stock price as well as changes in the inputs to the valuation techniques in comparison to the ones considered in determining the acquisition price such as discount rate. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
F-
40

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions)
Intangible assets subject to amortization:
Software	¥673,638	¥715,487
Customer relationships	141,410	306,089
Core deposit intangibles	38,153	78,129
Trade names	42,921	57,556
Other	5,381	12,034

Total	901,503	1,169,295
Intangible assets not subject to amortization:
Other (1)	25,693	32,106

Total	¥927,196	¥1,201,401

Note:	(1)
Intangible assets not subject to amortization includes mortgage servicing rights accounted for at fair value of ¥
17,431
 million and ¥
23,480
 million at March 31, 2019 and September 30, 2019, respectively.

The impairment losses on other intangible assets for the six months ended September 30, 2018 and 2019 were ¥667 million and ¥2,334 million, respectively, which are included in
I
mpairment of intangible assets in the accompanying condensed consolidated statements of income.
6.    LEASE TRANSACTIONS
Lease transaction as a lessee
Right-of-use assets of finance lease, which are principally related to data processing equipment and included in Premises and equipment in the accompanying condensed consolidated balance sheets, amounted to ¥19,182 million at September 30, 2019. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying condensed consolidated balance sheets, amounted to ¥26,097 million at September 30, 2019.
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥406,567 million at September 30, 2019. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying condensed consolidated balance sheets, amounted to ¥482,474 million at September 30, 2019.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group have elected to exclude leases with original terms of less than one year from the operating lease ROU assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of September 30, 2019 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.

F-4
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents profit or loss of lease transactions as a lessee for the six months ended September 30, 2019:

September 30, 2019
(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥2,420
Interest on lease liabilities	150
Operating lease cost	46,783

The following table presents information of lease transactions as a lessee for the six months ended September 30, 2019:

	September 30, 2019
	(in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥218
Operating cash flows from operating leases	54,517
Financing cash flows from finance leases	3,430
Right-of-use assets obtained in exchange for new finance lease liabilities	9,981
Right-of-use assets obtained in exchange for new operating lease liabilities	19,490
Weighted-average remaining lease term:
Finance leases	4.7	years
Operating leases	9.3	years
Weighted-average discount rate:
Finance leases	1.16%
Operating leases	1.29%

Maturities of lease liabilities as of September 30, 2019 are as follows:

	Finance leases	Operating leases
	(in millions)
2020 (excluding these six months ended September 30, 2019)	¥4,084	¥49,340
2021	7,350	93,869
2022	6,074	72,109
2023	4,034	52,910
2024	2,528	37,623
2025 and thereafter	3,285	210,928

Total undiscounted cash flows	27,355	516,779
Difference between undiscounted and discounted cash flows	(1,258)	(34,305)

Amount on balance sheet	¥26,097	¥482,474

Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally various types of data processing equipment, office equipment and transportation equipm ent.

Financing leases are presented in
loans. In certain case, the MUFG Group requests lessees to deposit in amount nearly or equal to residual value of leased assets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2019:

September 30, 2019
(in millions)
Financing leases:
Finance income on net investment	¥59,058
Operating leases:
Lease income	1,917

Total	¥60,975

Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest

income in the condensed consolidated statements of income.
The following table presents the components of direct financing lease transactions as of September 30, 2019.

September 30, 2019
(in millions)
Lease receivables ( un discounted)	¥2,057,016
Adjustments:
Discounted unguaranteed residual value	25,504
Initial direct cost on direct financing leases	26,756
Deferred selling profit	(331,036)

Net investment in direct financing leases	¥1,778,240

The following table presents maturity of the lease payment receivables of direct financing lease transactions as of September 30, 2019:

Lease receivables
(in millions)
2020 (excluding these six months ended September 30, 2019)	¥328,477
2021	490,312
2022	392,828
2023	307,340
2024	222,265
2025 and thereafter	315,794

Total undiscounted cash flows	2,057,016
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(278,776)

Amount on balance sheet	¥1,778,240

F-4
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

7.    PLEDGED ASSETS AND COLLATERAL
At September 30, 2019, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2019
(in millions)
Trading account securities	¥7,397,338
Investment securities	5,264,459
Loans	13,075,475
Other	39,010

Total	¥25,776,282

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2019
(in millions)
Deposits	¥260,151
Call money and funds purchased	6,314
Payables under repurchase agreements and securities lending transactions	12,014,688
Other short-term borrowings and long-term debt	13,478,750
Other	16,379

Total	¥25,776,282

At September 30, 2019, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥21,932,410 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in
on-balance
sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2019 and September 30, 2019, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,276,897 million and ¥1,366,194 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥844,234 million and ¥963,909 million, respectively.

F-4
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018		2019
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥24,205	¥24,585	¥5,975	¥271	¥6,550	¥175
Interest cost on projected benefit obligation	6,764	5,545	7,407	515	8,667	575
Expected return on plan assets	(37,170)	(37,585)	(16,413)	(1,139)	(15,847)	(949)
Amortization of net actuarial loss	612	2,602	3,492	349	4,915	556
Amortization of prior service cost	(604)	(602)	(1,496)	(995)	(1,332)	(948)
Loss ( g ain ) on settlements and curtailment	(3,901)	(2,347)	—	—	185	—

Net periodic benefit cost (income)	¥(10,094)	¥(7,802)	¥(1,035)	¥(999)	¥3,138	¥(591)

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2019 and expects to contribute for the remainder of the fiscal year ending March 31, 2020 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2019	¥21.5	¥0.8	¥0.2
For the remainder of the fiscal year ending March 31, 2020	¥7.7	¥0.4	¥0.2

9.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2019 and September 30, 2019, the gross and net amounts of derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or

F-4
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed	Gross amounts not offset in the condensed consolidated balance sheet
At March 31, 2019			consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥13,205	¥—	¥13,205	¥(10,752)	¥(590)	¥1,863
Receivables under resale agreements	13,885	(2,910)	10,975	(9,793)	(20)	1,162
Receivables under securities borrowing transactions	2,759	—	2,759	(2,693)	—	66

Total	¥29,849	¥(2,910)	¥26,939	¥(23,238)	¥(610)	¥3,091

Financial liabilities:
Derivative liabilities	¥12,710	¥—	¥12,710	¥(10,671)	¥(933)	¥1,106
Payables under repurchase agreements	28,125	(2,900)	25,225	(24,930)	(15)	280
Payables under securities lending transactions	913	—	913	(880)	—	33
Obligations to return securities received as collateral	3,087	—	3,087	(1,244)	—	1,843

Total	¥44,835	¥(2,900)	¥41,935	¥(37,725)	¥(948)	¥3,262

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed	Gross amounts not offset in the condensed consolidated balance sheet
At September 30, 2019			consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥14,975	¥—	¥14,975	¥(11,956)	¥(726)	¥2,293
Receivables under resale agreements	18,104	(1,857)	16,247	(15,349)	(23)	875
Receivables under securities borrowing transactions	2,874	—	2,874	(2,802)	—	72

Total	¥35,953	¥(1,857)	¥34,096	¥(30,107)	¥(749)	¥3,240

Financial liabilities:
Derivative liabilities	¥14,182	¥—	¥14,182	¥(11,999)	¥(1,003)	¥1,180
Payables under repurchase agreements	28,468	(1,852)	26,616	(26,286)	(13)	317
Payables under securities lending transactions	1,111	—	1,111	(1,075)	—	36
Obligations to return securities received as collateral	3,391	—	3,391	(1,196)	—	2,195

Total	¥47,152	¥(1,852)	¥45,300	¥(40,556)	¥(1,016)	¥3,728

F-4
6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2019 and September 30, 2019. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2019
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥3,892	¥18,586	¥2,824	¥2,823	¥28,125
Payables under securities lending transactions	913	—	—	—	913
Obligations to return securities received as collateral	2,572	396	117	2	3,087

Total	¥7,377	¥18,982	¥2,941	¥2,825	¥32,125

	September 30, 2019
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,368	¥12,467	¥4,557	¥3,076	¥28,468
Payables under securities lending transactions	1,061	50	—	—	1,111
Obligations to return securities received as collateral	3,046	210	134	1	3,391

Total	¥12,475	¥12,727	¥4,691	¥3,077	¥32,970

F-4
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2019 and September 30, 2019 was as follows:

	March 31, 2019
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥8,306	¥21	¥856	¥9,183
Foreign government and official institution bonds	14,291	—	1,286	15,577
Corporate bonds	705	—	172	877
Residential mortgage-backed securities	4,369	—	—	4,369
Other debt securities	238	—	—	238
Marketable equity securities	200	892	772	1,864
Others	16	—	1	17

Total	¥28,125	¥913	¥3,087	¥32,125

	September 30, 2019
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥9,662	¥87	¥1,208	¥10,957
Foreign government and official institution bonds	15,142	57	1,018	16,217
Corporate bonds	663	—	122	785
Residential mortgage-backed securities	2,323	—	—	2,323
Other debt securities	275	—	—	275
Marketable equity securities	276	965	1,043	2,284
Others	127	2	—	129

Total	¥28,468	¥1,111	¥3,391	¥32,970

F-4
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
11.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions)
Accumulated other comprehensive i ncome(loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥2,270,346	¥(369,369)
Net change during the period	(91,819)	82,908
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	(2,700,331)	—

Balance at end of period	¥(521,804)	¥(286,461)

Net debt valuation adjustments:
Balance at beginning of period	¥(16,488)	¥(8,670)
Net change during the period	(2,226)	850
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	(1,911)	—

Balance at end of period	¥(20,625)	¥(7,820)

Net unrealized losses on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥(19,250)	¥(24,140)
Net change during the period	(6,843)	9,167

Balance at end of period	¥(26,093)	¥(14,973)

Defined benefit plans:
Balance at beginning of period	¥(119,593)	¥(208,273)
Net change during the period	16,459	(7,750)

Balance at end of period	¥(103,134)	¥(216,023)

Foreign currency translation adjustments:
Balance at beginning of period	¥362,300	¥326,183
Net change during the period	37,116	(205,047)

Balance at end of period	¥399,416	¥121,136

Balance at end of period	¥(272,240)	¥(404,141)

F-4
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018			2019
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥(94,429)	¥29,952	¥(64,477)	¥157,642	¥(34,202)	¥123,440
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(14,494)	4,626	(9,868)	(45,354)	13,370	(31,984)

Net change	(108,923)	34,578	(74,345)	112,288	(20,832)	91,456
Net unrealized gains on investment securities attributable to noncontrolling interests			17,474			8,548

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(91,819)			82,908

Net debt valuation adjustments:
Net debt valuation adjustments	(4,038)	1,236	(2,802)	1,067	(327)	740
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	829	(253)	576	159	(49)	110

Net change	(3,209)	983	(2,226)	1,226	(376)	850
Net debt valuation adjustments attributable to noncontrolling interests			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(2,226)			850

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(10,138)	2,774	(7,364)	6,748	(1,934)	4,814
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	735	(214)	521	5,843	(1,527)	4,316

Net change	(9,403)	2,560	(6,843)	12,591	(3,461)	9,130
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			(37)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(6,843)			9,167

Defined benefit plans:
Defined benefit plans	26,282	(8,022)	18,260	(13,959)	3,917	(10,042)
Reclassification adjustment for gains ( losses ) included in net income before attribution of noncontrolling interests	(2,643)	878	(1,765)	2,169	(500)	1,669

Net change	23,639	(7,144)	16,495	(11,790)	3,417	(8,373)
Defined benefit plans attributable to noncontrolling interests			36			(623)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			16,459			(7,750)

Foreign currency translation adjustments:
Foreign currency translation adjustments	63,376	(35,893)	27,483	(224,257)	24,752	(199,505)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(2,685)	851	(1,834)	(2,208)	1,095	(1,113)

Net change	60,691	(35,042)	25,649	(226,465)	25,847	(200,618)
Foreign currency translation adjustments attributable to noncontrolling interests			(11,467)			4,429

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			37,116			(205,047)

Other comprehensive loss attributable to Mitsubishi UFJ Financial Group			¥(47,313)			¥(119,872)

F-
50

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(14,476)	¥(45,550)	Investment securities gains—net
Other	(18)	196

	(14,494)	(45,354)	Total before tax
	4,626	13,370	Income tax expense

	¥(9,868)	¥(31,984)	Net of tax

Net debt valuation adjustments	¥829	¥159	Equity in earnings of equity method investees—net

	829	159	Total before tax
	(253)	(49)	Income tax expense

	¥576	¥110	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥816	¥4,408	Interest income on Loans, including fees
Foreign exchange contracts	¥—	¥1,433	Interest expense on Long-term debt or Foreign exchange losses—net
Other	(81)	2
	735	5,843	Total before tax
	(214)	(1,527)	Income tax expense
	¥521	¥4,316	Net of tax
Defined benefit plans
Net actuarial loss (1)	¥4,452	¥8,073	Other non-interest expenses
Prior service cost (1)	(3,095)	(2,882)	Other non-interest expenses
Loss (gain) on settlements and curtailment, and other (1)	(4,000)	(3,022)	Other non-interest expenses
	(2,643)	2,169	Total before tax
	878	(500)	Income tax expense
	¥(1,765)	¥1,669	Net of tax
Foreign currency translation adjustments	¥(2,686)	¥(4,976)	Other non-interest income
	1	2,768	Other non-interest expenses
	(2,685)	(2,208)	Total before tax
	851	1,095	Income tax expense
	¥(1,834)	¥(1,113)	Net of tax
Total reclassifications for the period	¥(18,258)	¥(39,391)	Total before tax
	5,888	12,389	Income tax expense
	¥(12,370)	¥(27,002)	Net of tax

Note:	(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

F-
5
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
12.    NONCONTROLLING INTERESTS
Changes in MUFG’s Ownership Interests in Subsidiaries
The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥553,251	¥616,542
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	36	6,094

Net transfers from the noncontrolling interest shareholders	36	6,094

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥553,287	¥622,636

13.    DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2019 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2019, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Derivatives Designated as Hedges
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered mainly by
 MUFG Americas Holdings whose fiscal period ends on December 31.
Cash Flow Hedges
From time to time, MUFG Americas Holdings uses interest rate derivatives to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.
MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of
¥377.3
billion at June 30, 2019 to hedge the risk of changes in cash flows attributable to changes in the designated interest rates from variable rate loans. MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of
¥7.4
billion at June 30, 2019 to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on
LIBOR indexed short-term borrowings
.

At June 30, 2019, the weighted average remaining life of the active cash flow hedges was

2.8 years.

F-
5
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
For cash flow hedges, changes in the fair value of the hedging instruments are
reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. At June 30, 2019, MUFG Americas Holdings expects to reclassify approximately
¥8.6
billion of losses from A
ccumulated OCI
as a reduction to net interest income during the twelve months ending June 30, 2020. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2019.
Fair Value Hedges
MUFG Americas Holdings engaged in an interest rate hedging strategy in which one or more interest rate derivatives were associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigated the changes in fair value of the hedged liability caused by changes in the designated interest rate, LIBOR.
Prior to December 2018,
for fair value hedges, any ineffectiveness was recognized in noninterest expense in the period in which it arose. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offset with no impact on earnings.
For the six months ended June 30, 2018, MUFG Americas Holdings recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥
1
 billion.

For the six months ended June 30, 2019, MUFG Americas Holdings did not have any fair value hedges.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2019 and September 30, 2019:

	Notional amounts (1)
	March 31, 2019	September 30, 2019
	(in trillions)
Interest rate contracts	¥1,409.6	¥1,457.5
Foreign exchange contracts	230.5	237.6
Equity contracts	6.4	7.2
Commodity contracts	0.2	0.2
Credit derivatives	7.2	7.8
Others	3.0	3.0

Total	¥1,656.9	¥1,713.3

Note:     (1)     Includes both written and purchased positions.

F-5
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2019 and September 30, 2019:

	Fair value of derivative instruments
	March 31, 2019 (1)(5)			September 30, 2019 (1)(5)
	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)
	(in billions)
Derivative assets:
Interest rate contracts	¥10,108	¥1	¥10,109	¥11,734	¥—	¥11,734
Foreign exchange contracts	2,795	—	2,795	2,967	1	2,968
Equity contracts	188	—	188	149	—	149
Commodity contracts	27	—	27	28	—	28
Credit derivatives	84	—	84	95	—	95
Others	2	—	2	1	—	1

Total derivative assets	¥13,204	¥1	¥13,205	¥14,974	¥1	¥14,975

Derivative liabilities:
Interest rate contracts	¥9,896	¥—	¥9,896	¥11,217	¥—	¥11,217
Foreign exchange contracts	2,671	—	2,671	2,773	3	2,776
Equity contracts	183	—	183	189	—	189
Commodity contracts	27	—	27	26	—	26
Credit derivatives	69	—	69	84	—	84
Others (6)	(136)	—	(136)	(110)	—	(110)

Total derivative liabilities	¥12,710	¥—	¥12,710	¥14,179	¥3	¥14,182

Notes:	(1)
The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

	(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries
. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.

	(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)
For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.

	(6)	Others mainly include bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

F-5
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI
The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2018 and 2019:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2018:
Interest rate contracts	¥—	¥(53)	¥(53)
Foreign exchange contracts	(287)	—	(287)
Equity contracts	—	(115)	(115)
Credit derivatives	—	(5)	(5)
Others	(5)	(55)	(60)

Total	¥(292)	¥(228)	¥(520)

Six months ended September 30, 2019:
Interest rate contracts	¥—	¥122	¥122
Foreign exchange contracts	(185)	—	(185)
Equity contracts	—	(58)	(58)
Commodity contracts	—	(15)	(15)
Credit derivatives	—	(23)	(23)
Others	—	(48)	(48)

Total	¥(185)	¥(22)	¥(207)

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2018	2019
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments
Interest rate contracts	¥(11)	¥8
Foreign exchange contracts	¥—	¥(2)

Total	¥(11)	¥6

Losses reclassified from Accumulated OCI into income (1)
Interest rate contracts	¥(1)	¥(5)
Foreign exchange contracts	¥—	¥(1)

Total	¥(1)	¥(6)

Note:	(1)	Mainly included in Interest income and Interest expense.

F-5
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Embedded Derivatives
Features embedded in other
non-derivative
hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2019 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2019 and September 30, 2019:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31 , 2019 :	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥378,527	¥1,603,962	¥145,689	¥2,128,178	¥(30,303)
Non-investment grade	112,901	238,330	5,672	356,903	(127)
Not rated	—	5,097	—	5,097	(47)

Total	491,428	1,847,389	151,361	2,490,178	(30,477)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	120,854	—	120,854	(82)
Non-investment grade	—	101,001	—	101,001	(2,010)

Total	—	221,855	—	221,855	(2,092)

Index and basket credit default swaps held by SCHD:
Investment grade (2)	13,000	194,618	8,000	215,618	(3,853)
Non-investment grade	—	—	—	—	—
Not rated	8,863	206,832	3,444	219,139	(3,043)

Total	21,863	401,450	11,444	434,757	(6,896)

Total index and basket credit default swaps sold	21,863	623,305	11,444	656,612	(8,988)

Total credit default swaps sold	513,291	2,470,694	162,805	3,146,790	(39,465)

Other credit derivatives sold (3)
Investment grade	77,693	—	—	77,693	(620)

Total credit derivatives	¥590,984	¥2,470,694	¥162,805	¥3,224,483	¥(40,085)

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6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2019:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥309,164	¥2,106,326	¥204,179	¥2,619,669	¥(53,843)
Non-investment grade	90,915	233,751	6,563	331,229	(1,168)
Not rated	—	10,848	—	10,848	2

Total	400,079	2,350,925	210,742	2,961,746	(55,009)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	74,275	—	74,275	(2)
Non-investment grade	—	98,207	—	98,207	(2,024)
Not rated	—	1,079	—	1,079	—
Total	—	173,561	—	173,561	(2,026)
Index and basket credit default swaps held by SCHD:
Investment grade (2)	¥—	¥24,301	¥831	¥25,132	¥(603)
Non-investment grade	14,000	159,000	9,000	182,000	(3,335)
Not rated	16,491	247,850	3,920	268,261	(5,714)
Total	30,491	431,151	13,751	475,393	(9,652)
Total index and basket credit default swaps sold	30,491	604,712	13,751	648,954	(11,678)
Total credit default swaps sold	430,570	2,955,637	224,493	3,610,700	(66,687)
Other credit derivatives sold (3)
Investment grade	75,544	—	—	75,544	(2,596)
Total credit derivatives	¥506,114	¥2,955,637	¥224,493	¥3,686,244	¥(69,283)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Other credit derivatives primarily consist of total return swaps.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥
35
 billion and ¥
2,687
 billion, respectively, at March 31, 2019, and approximately ¥
60
 billion and ¥
3,179
 billion, respectively, at September 30, 2019.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2019 and September 30, 2019 was approximately ¥0.6 trillion and ¥0.7
trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥85 billion and ¥141
 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥84 billion and ¥56
 billion, respectively, as of March 31, 2019 and ¥68
 billion and ¥78
 billion, respectively, as of September 30, 2019.
14.     OBLIGATIONS UNDER GUARANTEES AND OTHER
OFF-BALANCE
SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2019. The table below presents the contractual or notional amounts of such guarantees at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥3,986
Performance guarantees	3,256	3,172
Derivative instruments (1)(2)	58,025	60,002
Liabilities of trust accounts	11,520	12,394
Others	53	76

Total	¥76,755	¥79,630

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2019 and September 30, 2019. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

At March 31, 2019:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥3,779	¥98	¥21	¥3
Performance guarantees	3,256	3,070	79	78	29

Total	¥7,157	¥6,849	¥177	¥99	¥32

At September 30, 2019:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,986	¥3,855	¥91	¥37	¥3
Performance guarantees	3,172	2,976	127	45	24

Total	¥7,158	¥6,831	¥218	¥82	¥27

Note:	(1)
See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings “in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2019.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2019.
Other
Off-balance
Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance
sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2019. The table below presents the contractual amounts with regard to such instruments at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions)
Commitments to extend credit	¥77,273	¥78,181
Commercial letters of credit	1,057	826
Commitments to make investments	240	240
Other	5	6

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
15.    CONTINGENT LIABILITIES
Repayment of Excess Interest
The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called
“gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal).
Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third
of the borrower’s annual income.
Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.
In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥24,983 million and ¥19,598 million as of March 31, 2019 and September 30, 2019, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2018 and 2019 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
16.    VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 26 to the consolidated financial statements for the fiscal year ended March 31, 2019 for further information about the MUFG Group’s involvements with VIEs.
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2019 and September 30, 2019:

Consolidated VIEs	Consolidated assets
At March 31, 2019:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,698,146	¥92,310	¥26,101	¥3,005	¥1,424,444	¥5,124,462	¥27,824
Investment funds	680,922	—	14,113	477,239	18,118	—	171,452
Special purpose entities created for structured financing	203,458	—	2,214	—	—	127,243	74,001
Repackaged instruments	279,327	506	—	53,346	137,509	86,753	1,213
Securitization of the MUFG Group’s assets	10,208,496	—	—	—	—	10,183,624	24,872
Trust arrangements	7,888,210	—	8,953	202	311,412	7,565,862	1,781
Others	34,303	362	1,635	—	42	9,699	22,565

Total consolidated assets before elimination	25,992,862	93,178	53,016	533,792	1,891,525	23,097,643	323,708
The amounts eliminated in consolidation	(7,772,776)	(93,171)	(29,361)	(5,102)	(63,331)	(7,552,315)	(29,496)

Total consolidated assets	¥18,220,086	¥7	¥23,655	¥528,690	¥1,828,194	¥15,545,328	¥294,212

F-
6
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,691,362	¥—	¥4,678,588	¥1,552,572	¥460,202
Investment funds	6,852	—	—	5,158	1,694
Special purpose entities created for structured financing	114,469	—	609	111,523	2,337
Repackaged instruments	277,179	—	48,014	174,215	54,950
Securitization of the MUFG Group’s assets	10,167,632	—	—	10,162,231	5,401
Trust arrangements	7,881,332	7,616,575	—	—	264,757
Others	32,584	—	8,611	1,474	22,499

Total consolidated liabilities before elimination	25,171,410	7,616,575	4,735,822	12,007,173	811,840
The amounts eliminated in consolidation	(14,676,389)	(50,396)	(2,996,041)	(11,517,019)	(112,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,922,307)	(7,566,179)	(1,719,246)	(121)	(636,761)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥572,714	¥—	¥20,535	¥490,033	¥62,146

Consolidated VIEs	Consolidated assets
At September 30, 2019:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,258,951	¥42,849	¥29,798	¥9,640	¥1,280,174	¥4,869,809	¥26,681
Investment funds	868,307	—	15,064	586,508	24,635	—	242,100
Special purpose entities created for structured financing	212,667	—	2,246	—	—	115,375	95,046
Repackaged instruments	286,959	504	3,000	46,652	134,281	99,787	2,735
Securitization of the MUFG Group’s assets	11,373,985	—	—	—	—	11,351,035	22,950
Trust arrangements	7,546,940	—	1,566	154,754	499,070	6,890,574	976
Others	30,335	353	1,755	—	50	8,120	20,057

Total consolidated assets before elimination	26,578,144	43,706	53,429	797,554	1,938,210	23,334,700	410,545
The amounts eliminated in consolidation	(7,142,350)	(43,671)	(26,857)	(7,904)	(163,035)	(6,877,846)	(23,037)

Total consolidated assets	¥19,435,794	¥35	¥26,572	¥789,650	¥1,775,175	¥16,456,854	¥387,508

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6
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,247,794	¥—	¥4,314,641	¥1,490,152	¥443,001
Investment funds	23,330	—	—	5,392	17,938
Special purpose entities created for structured financing	117,285	—	308	114,935	2,042
Repackaged instruments	285,596	—	81,736	168,002	35,858
Securitization of the MUFG Group’s assets	11,344,643	—	—	10,522,062	822,581
Trust arrangements	7,539,764	7,044,811	—	—	494,953
Others	28,576	—	7,142	1,386	20,048

Total consolidated liabilities before elimination	25,586,988	7,044,811	4,403,827	12,301,929	1,836,421
The amounts eliminated in consolidation	(15,332,750)	(5,226)	(2,487,360)	(11,829,397)	(1,010,767)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,662,129)	(7,039,585)	(1,881,746)	—	(740,798)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥592,109	¥—	¥34,721	¥472,532	¥84,856

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of

non-consolidated

VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated

VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated

VIEs at March 31, 2019 and September 30, 2019:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2019:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,621,609	¥6,221,274	¥4,982,357	¥659	¥1,704,553	¥3,277,145	¥—	¥—	¥—
Investment funds	67,750,419	1,952,676	1,753,823	187,166	1,253,705	304,310	8,642	206	206
Special purpose entities created for structured financing	42,676,571	3,972,450	3,015,593	252,597	48,895	2,709,008	5,093	9,827	9,827
Repackaged instruments	12,885,367	3,477,545	3,383,161	690,305	2,169,798	478,252	44,806	6,087	6,087
Others	60,074,743	3,482,153	2,454,807	123,595	65,451	2,145,665	120,096	57,567	57,567

Total	¥213,008,709	¥19,106,098	¥15,589,741	¥1,254,322	¥5,242,402	¥8,914,380	¥178,637	¥73,687	¥73,687

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3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2019:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥28,764,664	¥5,880,328	¥4,768,093	¥209	¥1,730,253	¥3,037,631	¥—	¥—	¥—
Investment funds	77,435,115	2,387,773	2,189,030	485,904	1,172,673	508,348	22,105	905	905
Special purpose entities created for structured financing	40,927,261	3,897,816	2,927,608	360,859	44,726	2,515,702	6,321	14,957	14,957
Repackaged instruments	9,269,157	3,152,126	3,087,467	546,494	2,089,473	395,565	55,935	—	—
Others	56,608,382	2,991,332	2,118,362	140,756	9,353	1,882,405	85,848	35,542	35,542

Total	¥213,004,579	¥18,309,375	¥15,090,560	¥1,534,222	¥5,046,478	¥8,339,651	¥170,209	¥51,404	¥51,404

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance
sheet assets and any
off-balance
sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance
sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.
17.    FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2018 and 2019 are as follows:

	2018	2019
	(in millions)
Fees and commissions on deposits	¥26,568	¥26,731
Fees and commissions on remittances and transfers	84,342	83,541
Fees and commissions on foreign trading business	35,453	33,117
Fees and commissions on credit card business	110,223	118,916
Fees and commissions on security-related services	119,007	108,403
Fees and commissions on administration and management services for investment funds	74,928	71,981
Trust fees	57,459	58,948
Guarantee fees (1)	22,205	22,846
Insurance commissions	23,469	21,178
Fees and commissions on real estate business	17,878	21,094
Other fees and commissions (2)	133,906	131,708

Total	¥705,438	¥698,463

Notes:	(1)	Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
	(2)	Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 18. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 18 are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are from the business activities relevant to Retail & Commercial Banking Business Group (“R&C”), with Global Commercial Banking Group (“GCB”) providing a smaller impact.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&C, Japanese Corporate Investment Banking Group (“JCIB”), Global Corporate Investment Banking Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to R&C.
The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).
The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.
The majority of insurance commissions are from the business activities relevant to R&C, with GCB providing a smaller impact.
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.
Contract Balances
Contract balances are recognized in the consolidated balance sheets in accordance with the definition of receivables and contract liabilities specified in the guidance on revenue from contracts with customers. Receivables include receivables for which the services are completed, and accrued income which represents the amount of consideration unpaid for the performance obligations that have been fulfilled pursuant to certain contracts under which the services are continuously provided. Contract liabilities include unearned revenue which represents the amount of consideration received for the performance obligations that have not been fulfilled pursuant to certain contracts under which the services are continuously provided.

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5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
As of March 31, 2019 and September 30, 2019, receivables from contracts with customers of ¥185 billion and ¥189 billion, respectively, were included primarily in Other assets. As of March 31, 2019 and September 30, 2019, contract liabilities of ¥8 billion and ¥9 billion, respectively, were included in Other liabilities.
18.    BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.
Effective April 1
, 2018
, the MUFG Group reorganized its business groups in an effort to further integrate the expertise and capabilities of its consolidated subsidiaries to respond to the needs of customers more effectively and efficiently, as part of its current medium-term business plan. To make and execute unified group-wide strategies based on customer characteristics and the nature of business, the MUFG Group integrated the operations of its consolidated subsidiaries into six business segments.—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Retail
 & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate
 & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Corporate & Investment Banking Business Group
—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. From the current interim period, this business group also covers Bank

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management
 & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.
Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.
The MUFG Group made modifications to
t
he MUFG Group’s internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2019. These modifications had the following impact for the six months ended September 30, 2018:
•	increasing the operating profits of the Retail & Commercial Banking Business Group, the Global Markets Business Group and Other by ¥0.3 billion, ¥1.0 billion and ¥16.1 billion, respectively; and

•
reducing the operating profits of the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥5.2 billion, ¥4.8 billion and ¥7.4 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2018 and 2019.

F-6
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2018:
Net revenue:	¥754.1	¥261.6	¥193.7	¥335.8	¥104.4	¥1,649.6	¥260.3	¥24.3	¥1,934.2
BK and TB (1) :	361.9	199.9	130.0	(0.8)	49.0	740.0	165.7	109.6	1,015.3
Net interest income	232.1	75.5	56.8	(0.8)	—	363.6	128.5	167.1	659.2
Net fees	114.2	97.7	73.0	—	49.0	333.9	(9.1)	(23.4)	301.4
Other	15.6	26.7	0.2	—	—	42.5	46.3	(34.1)	54.7
Other than BK and TB	392.2	61.7	63.7	336.6	55.4	909.6	94.6	(85.3)	918.9
Operating expenses	608.1	151.2	121.3	238.9	60.6	1,180.1	114.1	69.5	1,363.7

Operating profit (loss)	¥146.0	¥110.4	¥72.4	¥96.9	¥43.8	¥469.5	¥146.2	¥(45.2)	¥570.5
Six months ended September 30, 2019:
Net revenue:	¥731.9	¥265.0	¥186.4	¥371.3	¥101.3	¥1,655.9	¥323.6	¥36.7	¥2,016.2
BK and TB (1) :	352.1	200.4	128.5	(0.5)	45.6	726.1	226.9	62.8	1,015.8
Net interest income	225.8	83.0	56.3	0.4	0.8	366.3	66.7	57.6	490.6
Net fees	111.6	92.6	72.4	—	44.8	321.4	(6.3)	(23.8)	291.3
Other	14.7	24.8	(0.2)	(0.9)	—	38.4	166.5	29.0	233.9
Other than BK and TB	379.8	64.6	57.9	371.8	55.7	929.8	96.7	(26.1)	1,000.4
Operating expenses	594.0	156.2	120.5	274.2	65.3	1,210.2	112.9	70.8	1,393.9

Operating profit (loss)	¥137.9	¥108.8	¥65.9	¥97.1	¥36.0	¥445.7	¥210.7	¥(34.1)	¥622.3

Note:	(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

F-6
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2018 and 2019 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2018	2019
	(in billions)
Operating profit	¥571	¥622
Reversal of (provision for) credit losses	71	(102)
Foreign exchange losses—net	(43)	(32)
Trading account profits (losses)—net	(330)	505
Equity investment securities gains (losses)—net	391	(26)
Debt investment securities gains (losses)—net	14	(136)
Equity in earnings of equity method investees—net	140	165
Impairment of goodwill	—	(241)
Reversal of ( p rovision for) off-balance sheet credit instruments	(42)	63
Other—net	(76)	20
Income before income tax expense	¥696	¥838

19.    FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019. During the six months ended September 30, 2019, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

F-6
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2019 and September 30, 2019:

	At March 31, 2019
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥12,821,328	¥13,725,079	¥785,326	¥27,331,733
Debt securities
Japanese national government and Japanese government agency bonds	2,117,841	512,134	—	2,629,975
Japanese prefectural and municipal bonds	—	117,799	—	117,799
Foreign government and official institution bonds	9,264,028	454,365	792	9,719,185
Corporate bonds	—	3,203,585	31,384	3,234,969
Residential mortgage-backed securities	—	7,038,353	35,181	7,073,534
Asset-backed securities	—	253,274	627,678	880,952
Other debt securities	—	747	35,148	35,895
Commercial paper	—	1,473,693	—	1,473,693
Equity securities (2)	1,439,459	671,129	55,143	2,165,731
Trading derivative assets	63,582	13,047,590	93,313	13,204,485
Interest rate contracts	23,430	10,067,719	17,307	10,108,456
Foreign exchange contracts	1,115	2,771,115	22,861	2,795,091
Equity contracts	39,037	139,666	9,000	187,703
Commodity contracts	—	3,727	25,684	29,411
Credit derivatives	—	65,363	18,461	83,824
Investment securities:
Available-for-sale debt securities	22,550,086	10,684,983	283,434	33,518,503
Japanese national government and Japanese government agency bonds	20,635,872	3,441,824	—	24,077,696
Japanese prefectural and municipal bonds	—	2,226,566	—	2,226,566
Foreign government and official institution bonds	1,914,214	707,959	19,246	2,641,419
Corporate bonds	—	1,126,535	4,196	1,130,731
Residential mortgage-backed securities	—	1,615,336	15	1,615,351
Commercial mortgage-backed securities	—	128,917	2,038	130,955
Asset-backed securities	—	1,371,467	131,455	1,502,922
Other debt securities	—	66,379	126,484	192,863
Equity securities	5,982,629	375,914	27,820	6,386,363
Marketable equity securities	5,982,629	375,914	—	6,358,543
Nonmarketable equity securities (5)	—	—	27,820	27,820
Others (3)	807,193	42,184	32,378	881,755

Total	¥42,224,818	¥37,875,750	¥1,222,271	¥81,322,839

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥157,114	¥5,796	¥—	¥162,910
Trading derivative liabilities	88,329	12,701,110	57,143	12,846,582
Interest rate contracts	35,179	9,839,618	21,496	9,896,293
Foreign exchange contracts	2,633	2,663,347	4,670	2,670,650
Equity contracts	50,517	126,737	6,138	183,392
Commodity contracts	—	2,916	24,735	27,651
Credit derivatives	—	68,492	104	68,596
Obligation to return securities received as collateral	2,912,355	174,671	—	3,087,026
Others (4)	—	426,368	65,648	492,016

Total	¥3,157,798	¥13,307,945	¥122,791	¥16,588,534

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2019
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥14,173,666	¥13,692,234	¥682,862	¥28,548,762
Debt securities
Japanese national government and Japanese government agency bonds	3,020,794	491,006	—	3,511,800
Japanese prefectural and municipal bonds	—	113,830	—	113,830
Foreign government and official institution bonds	9,518,196	493,023	3,601	10,014,820
Corporate bonds	—	2,874,588	36,118	2,910,706
Residential mortgage-backed securities	—	6,319,014	11,973	6,330,987
Commercial mortgage-backed securities	—	811	—	811
Asset-backed securities	—	409,497	536,427	945,924
Other debt securities	—	16,088	34,196	50,284
Commercial paper	—	2,044,252	—	2,044,252
Equity securities (2)	1,634,676	930,125	60,547	2,625,348
Trading derivative assets	87,912	14,775,434	110,752	14,974,098
Interest rate contracts	37,296	11,674,714	21,657	11,733,667
Foreign exchange contracts	2,456	2,912,812	51,634	2,966,902
Equity contracts	48,160	93,103	8,077	149,340
Commodity contracts	—	3,331	25,768	29,099
Credit derivatives	—	91,474	3,616	95,090
Investment securities:
Available-for-sale debt securities	20,077,993	11,315,256	253,871	31,647,120
Japanese national government and Japanese government agency bonds	18,189,416	3,505,412	—	21,694,828
Japanese prefectural and municipal bonds	—	2,560,514	—	2,560,514
Foreign government and official institution bonds	1,888,577	799,782	14,002	2,702,361
Corporate bonds	—	1,211,976	5,736	1,217,712
Residential mortgage-backed securities	—	1,657,888	15	1,657,903
Commercial mortgage-backed securities	—	166,251	2,063	168,314
Asset-backed securities	—	1,361,823	130,880	1,492,703
Other debt securities	—	51,610	101,175	152,785
Equity securities	5,517,963	601,333	34,398	6,153,694
Marketable equity securities	5,517,963	601,333	—	6,119,296
Nonmarketable equity securities (5)	—	—	34,398	34,398
Others (3)	548,359	18,179	58,141	624,679
Total	¥40,405,893	¥40,402,436	¥1,140,024	¥81,948,353
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥382,820	¥5,319	¥—	¥388,139
Trading derivative liabilities	138,690	14,096,679	55,464	14,290,833
Interest rate contracts	46,311	11,156,041	14,609	11,216,961
Foreign exchange contracts	4,477	2,762,772	5,671	2,772,920
Equity contracts	87,902	91,702	9,895	189,499
Commodity contracts	—	1,823	25,198	27,021
Credit derivatives	—	84,341	91	84,432
Obligation to return securities received as collateral	3,276,784	114,299	—	3,391,083
Others (4)	—	465,392	39,103	504,495
Total	¥3,798,294	¥14,681,689	¥94,567	¥18,574,550

F-
7
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes securities measured under the fair value option.
	(2)
Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2019 were ¥40,400 million and those at September 30, 2019 were ¥52,259 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2019 were ¥94,483 million, and those at September 30, 2019 were ¥101,730 million, respectively. For the nature and details of these investments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.

	(3)
Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.

	(4)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
	(5)
Excludes certain investments valued at net asset value of real estate funds, private funds, and private equity funds whose fair values at March 31,
2019
were

¥17,583 million, ¥9,921
million and nil respectively, and those at September 30, 2019 were
¥19,954 million, ¥9,797
million and ¥9,168 million, respectively. The amounts of unfunded commitments related to these real estate funds, private funds and private equity funds at March 31, 2019 were
¥2,054 million, nil
and nil respectively, and those at September 30, 2019 were
¥2,047
million, nil and nil, respectively. For the nature and details of these investments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.

F-
7
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2018 and 2019. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2018
	March 31, 2018	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2018
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥827,493	¥42,948	(2)	¥—	¥274,937	¥—	¥(177,306)	¥(181,133)	¥4,532		¥(15,067)		¥776,404	¥40,167	(2)
Debt securities
Foreign government and official institution bonds	1,047	214		—	40,600	—	(40,710)	(16)	—		—		1,135	6
Corporate bonds	23,092	682		—	729	—	(193)	(1,375)	4,532	(5)	(15,067	) (5)	12,400	642
Residential mortgage-backed securities	41,141	667		—	—	—	—	(3,072)	—		—		38,736	636
Asset-backed securities	684,637	38,155		—	216,109	—	(136,388)	(175,579)	—		—		626,934	36,181
Other debt securities	33,450	2,346		—	—	—	—	—	—		—		35,796	2,346
Equity securities	44,126	884		—	17,499	—	(15)	(1,091)	—		—		61,403	356
Trading derivatives—net	12,119	3,739	(2)	(545)	582	(429)	—	(34,413)	23,922		8,424		13,399	(7,391	) (2)
Interest rate contracts—net	14,596	2,127		(134)	—	(94)	—	(18,154)	311		(1,798)		(3,146)	2,256
Foreign exchange contracts—net	6,736	(12,064)		(262)	18	—	—	(2,614)	23,611	(5)	(2,863)		12,562	(11,544)
Equity contracts—net	(10,685)	13,488		(153)	—	—	—	(13,690)	—		13,085	(5)	2,045	964
Commodity contracts—net	683	156		4	564	(335)	—	(1)	—		—		1,071	900
Credit derivatives—net	789	32		—	—	—	—	46	—		—		867	33
Investment securities:
Available-for-sale debt securities	350,660	6,323	(3)	(9,056)	131,326	—	—	(181,004)	102		(89)		298,262	(83	) (3)
Foreign government and official institution bonds	20,192	—		(1,002)	242	—	—	(487)	—		—		18,945	—
Corporate bonds	6,037	4		(3)	1,670	—	—	(5,318)	102		(89)		2,403	(83)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,430	—		(104)	—	—	—	(33)	—		—		2,293	—
Asset-backed securities	161,172	6,319		(2,806)	129,400	—	—	(163,469)	—		—		130,616	—
Other debt securities	160,814	—		(5,141)	14	—	—	(11,697)	—		—		143,990	—
Equity securities	28,359	(1,199	) (3)	—	2,203	—	(825)	—	—		(125)		28,413	(1,602	) (3)
Nonmarketable equity securities	28,359	(1,199)		—	2,203	—	(825)	—	—		(125)		28,413	(1,602)
Others	8,660	966	(7)	(22)	8,601	—	(183)	—	—		—		18,022	872	(7)

Total	¥1,227,291	¥52,777		¥(9,623)	¥417,649	¥(429)	¥(178,314)	¥(396,550)	¥28,556		¥(6,857)		¥1,134,500	¥31,963

Liabilities
Others	¥(25,528)	¥(5,160	) (4)	¥2,262	¥—	¥848	¥—	¥(11,902)	¥14,454	(6)	¥24,235	(6)	¥5,005	¥(1,049	) (4)

Total	¥(25,528)	¥(5,160)		¥2,262	¥—	¥848	¥—	¥(11,902)	¥14,454		¥24,235		¥5,005	¥(1,049)

F-7
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2019
	March 31, 2019	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2019
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥785,326	¥(20,158	) (2)	¥—	¥134,609	¥—	¥(120,505)	¥(105,890)	¥24,882		¥(15,402)		¥682,862	¥(19,011	) (2)
Debt securities
Foreign government and official institution bonds	792	347		—	50,548	—	(48,068)	(18)	—		—		3,601	(11)
Corporate bonds	31,384	(76)		—	—	—	(1,049)	(3,621)	24,882	(5)	(15,402	) (5)	36,118	6
Residential mortgage-backed securities	35,181	(1,425)		—	—	—	(11,134)	(10,649)	—		—		11,973	(1,109)
Asset-backed securities	627,678	(20,780)		—	79,717	—	(60,249)	(89,939)	—		—		536,427	(18,740)
Other debt securities	35,148	(952)		—	—	—	—	—	—		—		34,196	(952)
Equity securities	55,143	2,728		—	4,344	—	(5)	(1,663)	—		—		60,547	1,795
Trading derivatives—net	36,170	4,283	(2)	(107)	99	(773)	—	(21,616)	37,553		(321)		55,288	1,797	(2)
Interest rate contracts—net	(4,189)	14,185		(113)	—	—	—	(5,471)	2,976		(340)		7,048	6,246
Foreign exchange contracts—net	18,191	(10,614)		(87)	3	—	—	4,037	34,577	(5)	(144)		45,963	(5,580)
Equity contracts—net	2,862	743		87	96	(419)	—	(5,350)	—		163		(1,818)	703
Commodity contracts—net	949	(27)		2	—	(354)	—	—	—		—		570	645
Credit derivatives—net	18,357	(4)		4	—	—	—	(14,832)	—		—		3,525	(217)
Investment securities:
Available-for-sale debt securities	283,434	1,331	(3)	(5,379)	134,575	—	—	(162,520)	5,450		(3,020)		253,871	(619	) (3)
Foreign government and official institution bonds	19,246	—		209	382	—	—	(5,835)	—		—		14,002	—
Corporate bonds	4,196	(383)		114	20	—	—	(641)	5,450	(5)	(3,020	) (5)	5,736	(619)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,038	—		58	—	—	—	(33)	—		—		2,063	—
Asset-backed securities	131,455	1,714		(3,914)	134,169	—	—	(132,544)	—		—		130,880	—
Other debt securities	126,484	—		(1,846)	4	—	—	(23,467)	—		—		101,175	—
Equity securities	27,820	2,660	(3)	—	5,636	—	(1,515)	(1)	—		(202)		34,398	1,736	(3)
Nonmarketable equity securities	27,820	2,660		—	5,636	—	(1,515)	(1)	—		(202)		34,398	1,736
Others	32,378	(8,350	) (7)	(1,732)	35,894	—	(48)	(1)	—		—		58,141	(8,346	) (7)

Total	¥1,165,128	¥(20,234)		¥(7,218)	¥310,813	¥(773)	¥(122,068)	¥(290,028)	¥67,885		¥(18,945)		¥1,084,560	¥(24,443)

Liabilities
Others	¥65,648	¥(18,504	) (4)	¥1,807	¥—	¥2,338	¥—	¥(9,708)	¥1,171	(6)	¥(37,043	) (6)	¥39,103	¥(16,212	) (4)

Total	¥65,648	¥(18,504)		¥1,807	¥—	¥2,338	¥—	¥(9,708)	¥1,171		¥(37,043)		¥39,103	¥(16,212)

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
(5)
Transfers into Level 3 for Foreign exchange contract were mainly caused by the valuation using certain unobservable input. Transfers into (out of) Level 3 for corporate bonds were mainly caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party venders and Equity contracts—net were mainly caused by the change of valuation model and the change cease using certain unobservable input.

(6)
Transfers into (out of) Level 3 for bifurcated embedded derivatives in Others were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

	(7)	Included in Fees and com m ission s income and Other non-interest income.

F-7
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted a verage (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥19,246	Return on equity method	Probability of default	0.0%~ 0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	109,213	Discounted cash flow	Probability of default	1.2%~ 5.3%	5.0%
			Recovery rate	60.0%~ 76.0%	67.2%
			Loan price	90.5%~100.3%	95.4%
	587,577	Internal model (4)	Asset correlations	10.0%	10.0%
			Discount factor	1.0%~1.2%	1.2%
			Prepayment rate	22.7%	22.7%
			Probability of default	0.0%~ 90.1%	— (3)
			Recovery rate	64.3%	64.3%
Other debt securities	35,148	Discounted cash flow	Liquidity premium	1.0%~2.4%	1.3%
	112,822	Return on equity method	Probability of default	0.0%~ 25.0%	0.3%
			Recovery rate	40.0%~ 90.0%	78.0%
			Market-required return on capital	8.0%~ 10.0%	9.5%

At March 31, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(4,189)	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	29.2%~51.3%
			Correlation between interest rate and foreign exchange rate	22.8%~60.0%
			Recovery rate	41.0%~48.0%
			Volatility	11.0%~71.3%
Foreign exchange contracts—net	18,198	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	35.0%~70.0%
			Correlation between interest rate and foreign exchange rate	14.8%~60.0%
			Recovery rate	41.0%~48.0%
			Correlation between underlying assets	65.0%
			Volatility	9.7%~18.2%
Equity contracts—net	(2,727)	Option model	Correlation between foreign exchange rate and equity	7.0%~64.1%
			Correlation between equities	21.6%~80.3%
			Correlation between underlying assets	51.7%~82.0%
			Volatility	21.0%~30.0%
	5,878	Discounted cash flow	Term of litigation	1.0year

F-7
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted a verage (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥14,002	Return on equity method	Probability of default	0.1%~1.3%	0.4%
			Recovery rate	55.0%~90.0%	70.4%
			Market-required return on capital	8.0%~ 10.0%	10.0%
Corporate bonds	5,212	Discounted cash flow	Probability of default	7.2%	7.2%
			Recovery rate	41.0%~70.3%	42.5%
Residential mortgage- backed securities, Commercial mortgage- backed securities and Asset-backed securities	81,804	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	67.7%
	504,203	Internal model (4)	Asset correlations	10.0%	10.0%
			Discount factor	1.1%~ 1.5%	1.4%
			Prepayment rate	16.3%	16.3%
			Probability of default	0.0%~86.3%	— (3)
			Recovery rate	63.8%	63.8%
Other debt securities	34,196	Discounted cash flow	Liquidity premium	1.0%~2.4%	1.3%
	87,626	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	60.0%~90.0%	79.6%
			Market-required return on capital	8.0%~10.0%	9.4%

At September 30, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	6,775	Option model	Probability of default	0.0%~11.3%
			Correlation between interest rates	34.2%~58.3%
			Correlation between interest rate and foreign exchange rate	25.8%~60.0%
			Recovery rate	41.0%~48.0%
			Volatility	0.0%~100.0%
Foreign exchange contracts—net	45,967	Option model	Probability of default	0.0%~11.3%
			Correlation between interest rates	35.0%~70.0%
			Correlation between interest rate and foreign exchange rate	13.9%~60.0%
			Recovery rate	41.0%~48.0%
			Correlation between underlying assets	60.0%
			Volatility	8.1%~18.0%
Equity contracts—net	(7,097)	Option model	Correlation between foreign exchange rate and equity	7.0%~ 58.2%
			Correlation between equities	20.7%~73.7%
			Correlation between underlying assets	51.7%~82.0%
			Volatility	12.2%~30.0%
	5,854	Discounted cash flow	Term of litigation	0.6 years
Credit derivatives—net	1,735	Internal model	Correlation between interest rate and foreign exchange rate	33.9%

Notes:	(1)	The fair value as of March 31, 2019 and September 30, 2019 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.
	(4)
For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.

F-7
6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Sensitivity to and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2019 and September 30, 2019:

	March 31, 2019				September 30, 2019
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2		Level 3	Total carrying value
	(in millions)
Assets
Investment securities (1)(2)	¥—	¥80,779	¥4,208	¥84,987	¥—	¥7,300		¥2,474	¥9,774
Loans	2,656	9,104	250,678	262,438	2,469	7,586		262,451	272,506
Loans held for sale	—	—	77,506	77,506	—	—		75,319	75,319
Collateral dependent loans	2,656	9,104	173,172	184,932	2,469	7,586		187,132	197,187
Premises and equipment	—	—	35,352	35,352	—	—		13,595	13,595
Intangible assets	—	—	19,635	19,635	—	—		395	395
Other assets	136,528	49,756	9,774	196,058	17,986	43,905		14,614	76,505
Investments in equity method investees (1)	136,528	49,756	—	186,284	17,986	—		5,911	23,897
Other	—	—	9,774	9,774	—	43,905	(3)	8,703	52,608

Total	¥139,184	¥139,639	¥319,647	¥598,470	¥20,455	¥58,791		¥293,529	¥372,775

Notes:	(1)
Excludes certain investments valued at net asset value of ¥8,866 million and ¥3,230 million at March 31, 2019 and September 30, 2019, respectively. The unfunded commitments related to these investments are ¥12,242 million and ¥
12,176
 million at March 31, 2019 and September 30, 2019, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.

	(2)
Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

	(3)	Includes certain held for sale assets that are measured at fair value on a nonrecurring basis, including impairment.

F-7
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2018 and 2019:

	Losses(gains) for the six months ended September 30,
	2018	2019
	(in millions)
Investment securities	¥(8,013)	¥2,193
Loans	23,727	30,664
Loans held for sale	3	8,468
Collateral dependent loans	23,724	22,196
Premises and equipment	3,552	5,975
Intangible assets	667	2,334
Goodwill	—	241,356
Other assets	10,696	15,437
Investments in equity method investees	10,034	4,944
Other	662	10,493

Total	¥30,629	¥297,959

Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2019.
The following table presents the gains or losses recorded for the six months ended September 30, 2018 and 2019 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2018			2019
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities (1)	¥(157,359)	¥638,886	¥481,527	¥437,931	¥(654,622)	¥(216,691)

Total	¥(157,359)	¥638,886	¥481,527	¥437,931	¥(654,622)	¥(216,691)

Financial liabilities:
Other short-term borrowings (2)	¥(1,446)	¥—	¥(1,446)	¥(778)	¥—	¥(778)
Long-term debt (2)	(6,491)	—	(6,491)	(20,559)	—	(20,559)

Total	¥(7,937)	¥—	¥(7,937)	¥(21,337)	¥—	¥(21,337)

Notes:	(1)	Excludes Danamon’s equity securities. See Note 2 for reference.
	(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

F-7
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2019 and September 30, 2019 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2019			September 30, 2019
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥358,730	¥325,808	¥(32,922)	¥319,736	¥299,768	¥(19,968)

Total	¥358,730	¥325,808	¥(32,922)	¥319,736	¥299,768	¥(19,968)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

F-7
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2019 and September 30, 2019:

	At March 31, 2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥33,924	¥33,924	¥33,924	¥—	¥—
Interest-earning deposits in other banks	40,647	40,647	—	40,647	—
Call loans and funds sold	1,110	1,110	—	1,110	—
Receivables under resale agreements	10,975	10,975	—	10,975	—
Receivables under securities borrowing transactions	2,759	2,759	—	2,759	—
Investment securities	4,442	4,453	1,197	1,135	2,121
Loans, net of allowance for credit losses (1)	116,213	117,064	3	247	116,814
Other financial assets (2)	7,455	7,455	—	7,455	—
Financial liabilities:
Deposits
Non-interest-bearing	¥30,443	¥30,443	¥—	¥30,443	¥—
Interest-bearing	168,846	168,899	—	168,899	—
Total deposits	199,289	199,342	—	199,342	—
Call money and funds purchased	2,450	2,450	—	2,450	—
Payables under repurchase agreements	25,225	25,225	—	25,225	—
Payables under securities lending transactions	913	913	—	913	—
Due to trust account and other short-term borrowings	9,177	9,177	—	9,177	—
Long-term debt	27,790	27,968	—	27,968	—
Other financial liabilities	6,781	6,781	—	6,781	—

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥34,248	¥34,248	¥34,248	¥—	¥—
Interest-earning deposits in other banks	39,080	39,080	—	39,080	—
Call loans and funds sold	1,048	1,048	—	1,048	—
Receivables under resale agreements	16,247	16,247	—	16,247	—
Receivables under securities borrowing transactions	2,874	2,874	—	2,874	—
Investment securities	4,220	4,258	1,177	1,048	2,033
Loans, net of allowance for credit losses (1)	114,541	115,593	2	254	115,337
Other financial assets (2)	7,976	7,976	—	7,976	—
Financial liabilities:
Deposits
Non-interest-bearing	¥30,511	¥30,511	¥—	¥30,511	¥—
Interest-bearing	167,672	167,742	—	167,742	—
Total deposits	198,183	198,253	—	198,253	—
Call money and funds purchased	2,296	2,296	—	2,296	—
Payables under repurchase agreements	26,616	26,616	—	26,616	—
Payables under securities lending transactions	1,111	1,111	—	1,111	—
Due to trust account and other short-term borrowings	10,082	10,082	—	10,082	—
Long-term debt	27,430	27,802	—	27,802	—
Other financial liabilities	6,912	6,912	—	6,912	—

Notes:	(1)
Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

	(2)	Excludes investments in equity method investees of ¥ 2,487 billion and ¥ 2,286 billion at March 31, 2019 and September 30, 2019, respectively.

The fair values of certain
off-balance
sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2019 and September 30, 2019 was not material.
20.    INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2018 and 2019 are as follows:

	2018	2019
	(in billions)
Net revenues	¥2,258	¥2,203
Total non-interest expenses	1,601	1,593
Income from continuing operations before income taxes	657	610
Net income applicable to Morgan Stanley	502	475

F-8
1

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
21.    SUBSEQUENT EVENTS
Approval of Dividends
On November 13, 2019, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥12.5 per share of Common stock, totaling ¥161,991 million, that were payable on
December 5, 2019
to the shareholders of record on September 30, 2019.
Acquisition of DVB Bank SE’s Aviation Finance Division
On November 18, 2019, MUFG Bank completed its acquisition of DVB’s aviation finance lending portfolio of

approximately ¥ 480 billion or approximately
€
4.0 billion, employees, and
related
operating infrastructure, based on the agreement entered into with DVB on March 1, 2019. See Note 2 for further information
.
R
edem
ption of
“Non-dilutive” Preferred Securities Issued by a Special Purpose Company
On January 27, 2020, MUFG redeemed a total of
¥240
billion of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 9 Limited, a special purpose company established in the Cayman Islands. The securities were previously accounted for as part of MUFG’s Tier 1 capital at September 30, 2019 under its capital adequacy requirements, subject to certain limitations.
Repurchase and Cancellation of own shares
From November 14, 2019 to December
23
, 2019, MUFG repurchased 85,775,400 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥50 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2019. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 100,000,000 shares, which represents the equivalent of 0.77% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to
¥50
billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On
January 20, 2020
, MUFG cancel
led
all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2019.
* * * * *

F-8
2